Exhibit 99.2

Date 9 July 2021

TENTHONE CORP.

as Borrower

- and -

THE BANKS AND FINANCIAL INSTITUTIONS

listed in Schedule 1

as Lenders

- and -

VISTA BANK (ROMANIA) S.A.

as Arranger, Account Bank, Agent and Security Trustee

LOAN AGREEMENT

relating to a secured term loan

of up to US$13,500,000

re m.v. “MAREX EXPRESS” (tbr “PYXIS KARTERIA”)

CONSTANT & CONSTANT

149 Karaiskou Street

185 38 Piraeus

Greece

INDEX

Clause NO.		Page NO.
1	INTERPRETATION	2
2	FACILITY	19
3	POSITION OF THE LENDERS	19
4	DRAWDOWN	20
5	INTEREST	21
6	INTEREST PERIODS	22
7	DEFAULT INTEREST	23
8	REPAYMENT AND PREPAYMENT	24
9	CONDITIONS PRECEDENT	26
10	REPRESENTATIONS AND WARRANTIES	27
11	GENERAL UNDERTAKINGS	30
12	CORPORATE UNDERTAKINGS	35
13	INSURANCE	36
14	SHIP COVENANTS	41
15	SECURITY COVER	45
16	PAYMENTS AND CALCULATIONS	47
17	APPLICATION OF RECEIPTS	48
18	APPLICATION OF EARNINGS	49
19	EVENTS OF DEFAULT	50
20	FEES AND EXPENSES	54
21	INDEMNITIES	56
22	NO SET-OFF OR TAX DEDUCTION	58
23	ILLEGALITY, ETC	59
24	INCREASED COSTS	60
25	SET-OFF	61
26	TRANSFERS AND CHANGES IN LENDING OFFICES	62
27	VARIATIONS AND WAIVERS	66
28	NOTICES	69
29	SUPPLEMENTAL	71
30	LAW AND JURISDICTION	72
SCHEDULE 1 LENDERS AND COMMITMENTS		73
SCHEDULE 2 DRAWDOWN NOTICE		74
SCHEDULE 3 CONDITION PRECEDENT DOCUMENTS		75
SCHEDULE 4 TRANSFER CERTIFICATE		78
EXECUTION PAGES		82

THIS LOAN AGREEMENT is made on 9 July 2021

BETWEEN:

(1)	TENTHONE CORP., being a corporation incorporated in the Republic of the Marshall Islands whose registered office is at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, MH96960, Marshall Islands, as Borrower;

(2)	THE BANKS AND FINANCIAL INSTITUTIONS listed in Schedule 1, as Lenders;

(3)	VISTA BANK (ROMANIA) S.A., a bank incorporated in Romania, having its registered address and Main Branch at 90-92 Emanoil Porumbaru Street, 1st District, Bucharest, Romania, as Arranger;

(4)	VISTA BANK (ROMANIA) S.A., a bank incorporated in Romania, having its registered address and Main Branch at 90-92 Emanoil Porumbaru Street, 1st District, Bucharest, Romania, as Account Bank;

(5)	VISTA BANK (ROMANIA) S.A., a bank incorporated in Romania, having its registered address and Main Branch at 90-92 Emanoil Porumbaru Street, 1st District, Bucharest, Romania, as Agent; and

(6)	VISTA BANK (ROMANIA) S.A., a bank incorporated in Romania, having its registered address and Main Branch at 90-92 Emanoil Porumbaru Street, 1st District, Bucharest, Romania, as Security Trustee.

WHEREAS

The Lenders have agreed to make available to the Borrower a secured term loan in one advance of up to the lesser of (i) US$13,500,000 and (ii) 65% of the Fair Market Value of the Ship prior to the Drawdown Date, for the purposes of financing part of the cost of the purchase of the Ship by the Borrower.

IT IS AGREED as follows:

1	INTERPRETATION

1.1	Definitions. Subject to Clause 1.5, in this Agreement:

“Account Bank” means Vista Bank (Romania) S.A., a bank incorporated in Romania, having its registered address and Main Branch at 90-92 Emanoil Porumbaru Street, 1st District, Bucharest, Romania;

“Accounting Information” means the semi-annual unaudited financial statements and the annual audited financial statements for the Borrower and the Corporate Guarantor, to be provided to the Agent in accordance with Clauses 11.6 (a) and (b) of this Agreement;

“Accounts Pledges” means the first priority deed or deeds of mortgage creating security over the Cash Collateral Account, the Earnings Account and the Retention Account, to be executed by the Borrower in favour of the Lenders, in such form as the Agent may approve or require;

“Affected Lender” has the meaning given in Clause 5.5;

“Affiliate” means a subsidiary of that person or a parent company of that person or any other subsidiary of that parent company;

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“Agency and Trust Deed” means the agency and trust deed to be executed between the Borrower, the Lenders, the Agent and the Security Trustee, in such form as the Agent may approve or require;

“Agent” means Vista Bank (Romania) S.A., a bank incorporated in Romania, having its registered address and Main Branch at 90-92 Emanoil Porumbaru Street, 1st District, Bucharest, Romania or any successor of it appointed under clause 5 of the Agency and Trust Deed;

“Approved Brokers” means each of Allied Shipbroking Inc., Clarksons Platou Hellas Ltd, VesselsValue Ltd., Eusim Consulting SRL and Eval Transilvania Consulting SRL, and any other broker as proposed by the Borrower and approved by the Agent to be an Approved Broker for the purposes of this Agreement, provided that the Agent may remove any broker named above from this definition of “Approved Broker” however by simultaneously replacing same with another broker approved by the Borrower;

“Approved Commercial Manager” means Pyxis Maritime in its capacity as the commercial manager of the Ship, or any other company which the Agent may approve from time to time as the commercial manager of the Ship;

“Approved Commercial Manager’s Undertaking” means a letter of undertaking to be executed by the Approved Commercial Manager in favour of the Security Trustee in the terms required by the Security Trustee, agreeing certain matters in relation to the Approved Commercial Manager and (inter alia) subordinating the rights of the Approved Commercial Manager against the Ship and the Borrower, to the rights of the Creditor Parties under the Finance Documents, in such form as the Agent may approve or require;

“Approved Flag” means the Republic of the Marshall Islands or such other flag as the Agent may, in its sole and absolute discretion, approve as the flag on which the Ship shall be registered;

“Approved Flag State” means the Republic of the Marshall Islands or any other country in which the Agent may, in its sole and absolute discretion, approve that the Ship be registered;

“Approved Managers” means the Approved Commercial Manager and the Approved Technical Manager;

“Approved Managers’ Undertakings” means the Approved Commercial Manager’s Undertaking and the Approved Technical Manager’s Undertaking;

“Approved Technical Manager” means International Tanker Management Ltd. of Hamilton, Bermuda in its capacity as technical manager of the Ship, or any other company which the Agent may approve from time to time as the technical manager of the Ship;

“Approved Technical Manager’s Undertaking” means a letter of undertaking to be executed by the Approved Technical Manager in favour of the Security Trustee in the terms required by the Security Trustee, agreeing certain matters in relation to the Approved Technical Manager and (inter alia) subordinating the rights of the Approved Technical Manager against the Ship and the Borrower, to the rights of the Creditor Parties under the Finance Documents, in such form as the Agent may approve or require;

“Arranger” means Vista Bank (Romania) S.A., a bank incorporated in Romania, having its registered address and Main Branch at 90-92 Emanoil Porumbaru Street, 1st District, Bucharest, Romania;

“Availability Period” means the period commencing on the date of this Agreement and ending on:

(a)	15 August 2021 or such later date as the Agent may agree with the Borrower; or

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(b)	if earlier, the date on which the Total Commitments are fully borrowed, cancelled or terminated;

“Bail-In Action” means the exercise of any Write-down and Conversion Powers;

“Bail-In Legislation” means:

(a)	in relation to an EEA Member Country which has implemented, or which at any time implements, Article 55 of Directive 2014/59/EU establishing a framework for the recovery and resolution of credit institutions and investment firms, the relevant implementing law or regulation as described in the EU Bail-In Legislation Schedule from time to time; and

(b)	in relation to any state other than such an EEA Member Country or (to the extent that the United Kingdom is not such an EEA Member Country) the United Kingdom, any analogous law or regulation from time to time which requires contractual recognition of any Write-down and Conversion Powers contained in that law or regulation;

“Basel II” means:

(a)	the agreements on capital requirements, a leverage ratio and liquidity standards contained in “Basel II: International Convergence of Capital Measurement and Capital Standards, a Revised Framework” published by the Basel Committee on Banking Supervision in June 2004 as amended, supplemented or restated; and

(b)	any further guidance or standards published by the Basel Committee on Banking Supervision relating to “Basel II”;

“Basel III” means:

(a)	the agreements on capital requirements, a leverage ratio and liquidity standards contained in “Basel III: A global regulatory framework for more resilient banks and banking systems”, “Basel III: International framework for liquidity risk measurement, standards and monitoring” and “Guidance for national authorities operating the countercyclical capital buffer” published by the Basel Committee on Banking Supervision in December 2010, each as amended, supplemented or restated;

(b)	the rules for global systemically important banks contained in “Global systemically important banks: assessment methodology and the additional loss absorbency requirement – Rules text” published by the Basel Committee on Banking Supervision in November 2011, as amended, supplemented or restated; and

(c)	any further guidance or standards published by the Basel Committee on Banking Supervision relating to “Basel III”;

“Business Day” means, for interest rate fixing and payments purposes, a day other than a Saturday or Sunday on which banks are open for business in London, Bucharest, Piraeus, Athens and (in relation to any payment to be made to the Seller) Singapore and (in respect of a day on which a payment is required to be made under a Finance Document) also in New York City;

“Cash Collateral” means, at any relevant time, all sums standing to the credit of the Cash Collateral Account;

“Cash Collateral Account” means the interest bearing account in the name of the Borrower with the Account Bank in Bucharest designated “Tenthone Corp. – Cash Collateral Account” or any other interest bearing account with the Account Bank which is designated by the Agent as the Cash Collateral Account for the purposes of this Agreement;

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“Co-Assureds Security” means the first priority letters of undertaking, assignment of insurance rights and subordination to be executed by each of the co-assureds (other than the Borrower and the Approved Managers) under the Insurances of the Ship in favour of the Security Trustee, in such form as the Agent may approve or require;

“Code” means the United States Internal Revenue Code of 1986 (as amended);

“Commitment” means, in relation to a Lender, the amount set opposite its name in Schedule 1, or, as the case may require, the amount specified in the relevant Transfer Certificate, as that amount may be reduced, cancelled or terminated in accordance with this Agreement (and “Total Commitments” means the aggregate of the Commitments of all the Lenders);

“Contractual Currency” has the meaning given in Clause 21.4;

“Contribution” means, in relation to a Lender, the part of the Loan which is owing to that Lender;

“Corporate Guarantee” means the guarantee of the obligations of the Borrower under this Agreement and the other Finance Documents to which it is a party, to be given by the Corporate Guarantor in favour of the Security Trustee, in such form as the Agent may approve or require;

“Corporate Guarantor” means Pyxis Tankers Inc., a corporation incorporated in the Republic of the Marshall Islands, whose registered office is at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, MH96960, Marshall Islands;

“CRD IV” means Directive 2013/36/EU of the European Parliament and of the Council of 26 June 2013 on access to the activity of credit institutions and the prudential supervision of credit institutions and investment firms, amending Directive 2002/87/EC and repealing Directives 2006/48/EC and 2006/49/EC;

“Creditor Party” means the Agent, the Security Trustee, the Arranger, the Account Bank or any Lender, whether as at the date of this Agreement or at any later time;

“CRR” means Regulation (EU) No 575/2013 of the European Parliament and of the Council of 26 June 2013 on prudential requirements for credit institutions and investment firms;

“Delivery Date” means the date on which title to and possession of the Ship is transferred from the Seller to the Borrower;

“Dollars” and “$” means the lawful currency for the time being of the United States of America;

“Drawdown Date” means the date requested by the Borrower for the Loan to be made or (as the context requires) the date on which the Loan is actually made;

“Drawdown Notice” means a notice in the form set out in Schedule 2 (or in any other form which the Agent approves or reasonably requires);

“Earnings” means all moneys whatsoever which are now, or later become, payable (actually or contingently) to the Borrower or the Security Trustee and which arise out of the use or operation of the Ship, including (but not limited to):

(a)	all freight, hire and passage moneys, compensation payable to the Borrower or the Security Trustee in the event of requisition of the Ship for hire, remuneration for salvage and towage services, demurrage and detention moneys and damages for breach (or payments for variation or termination) of any charterparty or other contract for the employment of the Ship;

(b)	all moneys which are at any time payable under Insurances in respect of loss of hire;

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(c)	contributions of any nature whatsoever in respect of general average; and

(d)	if and whenever the Ship is employed on terms whereby any moneys falling within paragraphs (a) or (b) above are pooled or shared with any other person, that proportion of the net receipts of the relevant pooling or sharing arrangement which is attributable to the Ship (provided always that such pooling or sharing of Earnings shall have been agreed to by the Agent pursuant to Clause 14.14);

“Earnings Account” means an account in the name of the Borrower with the Account Bank in Bucharest designated “Tenthone Corp. – Earnings Account” or any other account (with that or another office or subsidiary or branch or Affiliate of the Account Bank) which is designated by the Agent as the Earnings Account for the Ship for the purposes of this Agreement;

“EEA Member Country” means any member state of the European Union, Iceland, Liechtenstein and Norway;

“Environmental Claim” means:

(a)	any claim by any governmental, judicial or regulatory authority which arises out of an Environmental Incident or an alleged Environmental Incident or which relates to any Environmental Law; or

(b)	any claim by any other person which relates to an Environmental Incident or to an alleged Environmental Incident,

and “claim” means a claim for damages, compensation, fines, penalties or any other payment of any kind whether or not similar to the foregoing; an order or direction to take, or not to take, certain action or to desist from or suspend certain action; and any form of enforcement or regulatory action, including the arrest or attachment of any asset;

“Environmental Incident” means:

(a)	any release of Environmentally Sensitive Material from the Ship; or

(b)	any incident in which Environmentally Sensitive Material is released from a vessel other than the Ship and which involves a collision between the Ship and such other vessel or some other incident of navigation or operation, in either case, in connection with which the Ship is actually or potentially liable to be arrested, attached, detained or injuncted and/or the Ship and/or the owner of the Ship and/or any operator or manager is at fault or allegedly at fault or otherwise liable to any legal or administrative action; or

(c)	any other incident in which Environmentally Sensitive Material is released otherwise than from the Ship and in connection with which the Ship is actually or potentially liable to be arrested and/or where the owner of the Ship and/or any operator or manager of the Ship is at fault or allegedly at fault or otherwise liable to any legal or administrative action;

“Environmental Law” means any law relating to pollution or protection of the environment, to the carriage of Environmentally Sensitive Material or to actual or threatened releases of Environmentally Sensitive Material;

“Environmentally Sensitive Material” means oil, oil products and any other substance (including any chemical, gas or other hazardous or noxious substance) which is (or is capable of being or becoming) polluting, toxic or hazardous;

“Escrow Agent” means Holman Fenwick Willan Singapore LLP of 10 Collyer Quay, #18-01 Ocean Financial Centre, Singapore 049315;

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“Escrow Agreement” means the agreement to be entered into by and among the Borrower, the Agent and the Escrow Agent in relation to, inter alia, the prepositioning with the Escrow Agent and the release of the balance funds required for the purchase of the Ship by the Borrower, pursuant to clause 16 of the MOA, in a form approved by the Agent;

“EU Bail-In Legislation Schedule” means the document described as such and published by the Loan Market Association (or any successor person) from time to time;

“Event of Default” means any of the events or circumstances described in Clause 19.1;

“Fair Market Value” means:

(a)	prior to the Drawdown Date, the market value of the Ship determined by way of a valuation of the Ship from an Approved Broker appointed by and reporting to the Agent, such valuation being valid for a period of sixty (60) days after the date of its issuance;

(b)	after the Drawdown Date, the market value of the Ship determined from time to time in accordance with Clause 15.4;

“FATCA” means:

(a)	sections 1471 to 1474 of the Code or any associated regulations or other official guidance;

(b)	any treaty, law, regulation or other official guidance enacted in any other jurisdiction, or relating to an intergovernmental agreement between the US and any other jurisdiction, which (in either case) facilitates the implementation of paragraph (a) above; or

(c)	any agreement pursuant to the implementation of paragraphs (a) or (b) above with the US Internal Revenue Service, the US government or any governmental or taxation authority in any other jurisdiction;

“FATCA Deduction” means a deduction or withholding from a payment under a Finance Document required by FATCA;

“FATCA Exempt Party” means a Party that is entitled to receive payments free from any FATCA Deduction;

“Finance Documents” means:

(a)	this Agreement;

(b)	the Drawdown Notice;

(c)	the Agency and Trust Deed;

(d)	the Corporate Guarantee;

(e)	the Shares Pledge;

(f)	the Accounts Pledges;

(g)	the Mortgage;

(h)	the General Assignment;

(i)	the Approved Managers’ Undertakings;

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(j)	the Co-Assureds Security;

(k)	any Time Charter Assignment;

(l)	any Tripartite Assignment;

(m)	any Transfer Certificate; and

(n)	any other document (whether creating a Security Interest or not) which is executed at any time by the Borrower, any Security Party or any other person as security for, or to establish any form of subordination or priorities arrangement in relation to, any amount payable to the Lenders under this Agreement or any of the documents referred to in this definition;

“Financial Indebtedness” means, in relation to a person (the “debtor”), a liability of the debtor:

(a)	for principal, interest or any other sum payable in respect of any moneys borrowed or raised by the debtor;

(b)	under any loan stock, bond, note or other security issued by the debtor;

(c)	under any acceptance credit, guarantee or letter of credit facility made available to the debtor;

(d)	under a financial lease, a deferred purchase consideration arrangement or any other agreement having the commercial effect of a borrowing or raising of money by the debtor;

(e)	under any foreign exchange transaction, any interest or currency swap or any other kind of derivative transaction entered into by the debtor or, if the agreement under which any such transaction is entered into requires netting of mutual liabilities, the liability of the debtor for the net amount; or

(f)	under a guarantee, indemnity or similar obligation entered into by the debtor in respect of a liability of another person which would fall within paragraphs (a) to (e) if the references to the debtor referred to the other person;

“Financial Year” means, in relation to the Borrower and the Corporate Guarantor, each period of 1 year commencing on 1 January in respect of which its financial statements are or ought to be prepared;

“General Assignment” means a general assignment of the Earnings, the Insurances and any Requisition Compensation in respect of the Ship, to be executed by the Borrower in favour of the Security Trustee, in such form as the Agent may approve or require;

“Insurances” means:

(a)	all policies and contracts of insurance, including entries of the Ship in any protection and indemnity or war risks association, which are effected in respect of the Ship, her Earnings or otherwise in relation to the Ship; and

(b)	all rights and other assets relating to, or derived from, any of the foregoing, including any rights to a return of a premium;

“Interbank Market” means the London interbank market;

“Interest Period” means a period determined in accordance with Clause 5 or Clause 6 (as the case may be);

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“Interpolated Screen Rate” means in relation to LIBOR for the Loan (or any part of it), the rate which results from interpolating on a linear basis between:

(a)	the applicable Screen Rate for the longest period (for which that Screen Rate is available) which is less than the relevant Interest Period for the Loan (or the relevant part of it); and

(b)	the applicable Screen Rate for the shortest period (for which that Screen Rate is available) which exceeds the relevant Interest Period for the Loan (or the relevant part of it),

each as of 11:00 am (London time) on the relevant Quotation Day;

“ISM Code” means the International Safety Management Code (including the guidelines on its implementation), adopted by the International Maritime Organisation Assembly as Resolutions A.741 (18) (as amended by MSC 104 (73)) and A.913(22) (superseding Resolution A.788(19)), as the same may be amended, supplemented or superseded from time to time (and the terms “safety management system”, “Safety Management Certificate” and “Document of Compliance” have the same meanings as are given to them in the ISM Code);

“ISPS Code” means the International Ship and Port Facility Security Code adopted by the International Maritime Organisation (as the same may be amended, supplemented or superseded from time to time);

“ISSC” means a valid and current International Ship Security Certificate for the Ship issued under the ISPS Code;

“Lender” means, subject to Clause 26.6:

(a)

a bank or financial institution listed in Schedule 1 and acting through its branch indicated in Schedule 1 (or through another branch notified to the Agent under Clause 26.14) or its successor or assign, unless it has delivered a Transfer Certificate or Certificates covering the entire amounts of its Commitment and its Contribution; and

(b)	the holder for the time being of a Transfer Certificate;

“LIBOR” means, in relation to the Loan or any part of it:

(a)	the applicable Screen Rate; or

(b)	if no Screen Rate is available for the relevant Interest Period, the Interpolated Screen Rate for the Loan (or the relevant part of it); or

(c)	if:

(i)	no Screen Rate is available for the currency of the Loan; or

(ii)	no Screen Rate is available for the relevant Interest Period and it is not possible to calculate an Interpolated Screen Rate for the Loan (or the relevant part of it),

the Reference Bank Rate, as of 11:00 a.m. (London time) on the Quotation Day for the offering of deposits in dollars for a period comparable to the Interest Period for the Loan or relevant part of it, and if (in any of the above cases) that rate is less than zero (0), then LIBOR shall be deemed to be zero (0);

“Loan” means the principal amount for the time being outstanding under this Agreement;

“Major Casualty” means any casualty to the Ship in respect of which the claim or the aggregate of the claims against all insurers, before adjustment for any relevant franchise or deductible, exceeds $250,000 (inclusive of deductible) or the equivalent in any other currency;

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“Mandatory Costs” shall have the meaning given to it in Clause 21.7;

“Margin” means four point eighty per cent (4.80%) per annum;

“Material Adverse Change” means any event or series of events which, in the opinion of the Agent, has or will have a Material Adverse Effect;

“Material Adverse Effect” means a material adverse effect on:

(a)	the business, operations, property, condition (financial or otherwise) or prospects of the Borrower or the Corporate Guarantor; or

(b)	the ability of the Borrower or the Corporate Guarantor to perform its respective obligations under the Finance Documents; or

(c)	the legality, validity or enforceability of, or the effectiveness or ranking of, any Security Interest granted or purported to be granted pursuant to any of the Finance Documents or the rights or remedies of any Creditor Party under any of the Finance Documents, provided that the Total Loss of the Ship shall not be considered as an event having a Material Adverse Effect on (a) or (b) or (c) hereinabove so long as the Borrower complies in full with the provisions of Clause 8.8;

“MOA” means the memorandum of agreement dated 28 April 2021 (and all addenda thereto) and made between the Seller and the Corporate Guarantor, for the sale of the Ship by the Seller and its purchase by the Borrower (as the nominee of the Corporate Guarantor) at the purchase price of $20,000,000;

“Mortgage” means the first preferred ship mortgage on the Ship under the Approved Flag, to be executed by the Borrower in favour of the Security Trustee, in such form as the Agent may approve or require;

“Negotiation Period” has the meaning given in Clause 5.8;

“Notifying Lender” has the meaning given in Clause 23.1 or Clause 24.1 as the context requires;

“Obligors” means the Borrower, the Corporate Guarantor and Pyxis Maritime;

“Participating Member State” means any member state of the European Union that has the euro as its lawful currency in accordance with legislation of the European Union relating to Economic and Monetary Union;

“Party” means, for the purposes of Clauses 22.5 and 22.6, the Borrower and/or a Creditor Party;

“PATRIOT Act” means the United States Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Improvement and Reauthorization Act of 2005 (H.R. 3199);

“Payment Currency” has the meaning given in Clause 21.5;

“Permitted Holder” means the individual disclosed in writing by the Borrower to the Agent on or before the date of this Agreement as being the ultimate beneficial owner of no less than 20% of each of (i) the issued and outstanding share capital and (ii) the issued and outstanding voting share capital that might be cast at a general meeting of the Corporate Guarantor, and/or any member of his immediate family;

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“Permitted Security Interests” means:

(a)	Security Interests created by the Finance Documents;

(b)	liens for unpaid master’s and crew’s wages in accordance with usual maritime practice;

(c)	liens for salvage;

(d)	liens arising by operation of law for not more than 2 months’ prepaid hire under any charter in relation to the Ship not prohibited by this Agreement;

(e)	liens for master’s disbursements incurred in the ordinary course of trading and any other lien arising by operation of law or otherwise in the ordinary course of the operation, repair or maintenance of the Ship, provided such liens do not secure amounts more than 45 days overdue and subject, in the case of liens for repair or maintenance, to Clause 14.12(g);

(f)	any Security Interest created in favour of a plaintiff or defendant in any action of the court or tribunal before whom such action is brought as security for costs and expenses where the Borrower is prosecuting or defending such action in good faith by appropriate steps; and

(g)	Security Interests arising by operation of law in respect of taxes which are not overdue for payment, other than taxes being contested in good faith by appropriate steps and in respect of which appropriate reserves have been made;

“Pertinent Document” means

(a)	any Finance Document;

(b)	any policy or contract of insurance contemplated by or referred to in Clause 13 or any other provision of this Agreement or another Finance Document;

(c)	any other document contemplated by or referred to in any Finance Document; and

(d)	any document which has been or is at any time sent by or to the Agent in contemplation of or in connection with any Finance Document or any policy, contract or document falling within paragraphs (b) or (c);

“Pertinent Jurisdiction”, in relation to a company, means:

(a)	England and Wales;

(b)	the country under the laws of which the company is incorporated or formed;

(c)	a country in which the company’s central management and control is or has recently been exercised;

(d)	a country in which the overall net income of the company is subject to corporation tax, income tax or any similar tax;

(e)	a country in which assets of the company (other than securities issued by, or loans to, related companies) having a substantial value are situated, in which the company maintains a branch or permanent place of business, or in which a Security Interest created by the company must or should be registered in order to ensure its validity or priority; and

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(f)	a country the courts of which have jurisdiction to make a winding up, administration or similar order in relation to the company, whether as main or territorial or ancillary proceedings or which would have such jurisdiction if their assistance were requested by the courts of a country referred to in paragraphs (b) or (c);

“Pertinent Matter” means:

(a)	any transaction or matter contemplated by, arising out of, or in connection with a Pertinent Document; or

(b)	any statement relating to a Pertinent Document or to a transaction or matter falling within paragraph (a),

and covers any such transaction, matter or statement, whether entered into, arising or made at any time before the signing of this Agreement or on or at any time after that signing;

“Potential Event of Default” means an event or circumstance which, with the giving of any notice, the lapse of time, a determination of the Agent and/or the satisfaction of any other condition, would constitute an Event of Default;

“Prohibited Parties” means a person, entity or party that is:

(a)	listed on, or owned or controlled by a person, entity or party listed on any Sanctions List; or

(b)	located in, incorporated under the laws of, or owned or controlled by, or acting on behalf of, a person, entity or party located in or organised under the laws of a country or territory that is the subject of country-wide Sanctions as applicable; or

(c)	being otherwise a subject of Sanctions; or

(d)	acting or purporting to act on behalf of any of the parties listed in paragraphs (a) and (b) above; or

(e)	with which any Creditor Party is prohibited from dealing or otherwise engaging in any transaction pursuant to OFAC, United Nations, European Union and HMT Sanctions;

“Pyxis Maritime” means Pyxis Maritime Corporation, a corporation incorporated in the Republic of the Marshall Islands whose registered office is at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, MH96960, Marshall Islands with an office established in Greece at Konstantinou Karamanli 59, Maroussi 151 25, Greece;

“Quotation Day” means, in relation to any period for which an interest rate is to be determined, two Business Days before the first day of that period unless market practice differs in the Interbank Market for a currency, in which case the Quotation Day for that currency shall be determined by the Agent in accordance with market practice in the Interbank Market (and if quotations would normally be given by leading banks in the Interbank Market on more than one (1) day, the Quotation Day will be the last of those days);

“Reference Bank Rate” means the arithmetic mean of the rates (rounded upwards to four decimal places) as supplied to the Agent at its request by the Reference Bank as the rate at which the Reference Bank could borrow funds in the Interbank Market, in the relevant currency and for the relevant period, were it to do so by asking for and then accepting interbank offers for deposits in reasonable market size in that currency and for that period;

“Reference Bank” means BNP Paribas S.A., acting through its branch at 10 Harewood Avenue, London NW1 6AA, England;

“Relevant Person” has the meaning given in Clause 19.9;

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“Repayment Date” means a date on which a repayment is required to be made under Clause 8;

“Requisition Compensation” includes all compensation or other moneys payable by reason of any act or event such as is referred to in paragraph (b) of the definition of “Total Loss”;

“Resolution Authority” means any body which has authority to exercise any Write-down and Conversion Powers;

“Retention Account” means an account in the name of the Borrower with the Account Bank in Bucharest designated “Tenthone Corp. – Retention Account” or any other account (with that or another office or subsidiary or branch or Affiliate of the Account Bank) which is designated by the Agent as the Retention Account for the purposes of this Agreement;

“Sanctions” means any applicable sanctions, embargoes, freezing provisions, prohibitions or other restrictions relating to trading, doing business, investment, exporting, financing or making assets available (or other activities similar to or connected with any of the foregoing):

(a)	imposed by law or regulation of Romania, Greece, the United Kingdom, the Council of the European Union, the United Nations or its Security Council or the United States of America, whether or not any Obligor or any Affiliate of any of them or an Approved Manager is legally bound to comply with the foregoing; or

(b)	otherwise imposed by any law or regulation by which any Obligor or any Affiliate of any of them is bound or, as regards a regulation, compliance with which is reasonable in the ordinary course of business of any Obligor or any Affiliate of any of them or an Approved Manager; or

(c)	otherwise imposed by the respective governmental institutions and agencies of any of the foregoing, including without limitation, the Office of Foreign Assets Control of the US Department of Treasury (OFAC), Her Majesty’s Treasury (HMT), the Council of the European Union, the United Nations or its Security Council (together, the “Sanctions Authorities”);

“Sanctions List” means the “Specially Designated Nationals and Blocked Persons” list issued by OFAC, the “Consolidated List of Financial Sanctions Targets and Investment Ban List” issued by HMT, the Consolidated list of persons, groups and entities subject to European Union financial sanctions and the United Nations, or any similar list issued or maintained or made public by any of the Sanctions Authorities as applicable;

“Screen Rate” means the London interbank offered rate administered by ICE Benchmark Administration Limited (or any other person which takes over the administration of that rate) for dollars and the relevant period displayed on the appropriate pages LIBOR 01 or LIBOR 02 of the Thomson Reuters screen (or any replacement Thomson Reuters page which displays that rate) or on the appropriate page of such other information service which publishes that rate from time to time in place of Thomson Reuters. If such page or service ceases to be available, the Agent may specify another page or service displaying the relevant rate after consultation with the Borrower and the Lenders;

“Secured Liabilities” means all liabilities which the Borrower, the Security Parties or any of them have, at the date of this Agreement or at any later time or times, under or by virtue of the Finance Documents or any judgment relating to any of the Finance Documents; and for this purpose, there shall be disregarded any total or partial discharge of these liabilities, or variation of their terms, which is effected by, or in connection with, any bankruptcy, liquidation, arrangement or other procedure under the insolvency laws of any country;

“Security Interest” means:

(a)	a mortgage, charge (whether fixed or floating) or pledge, any maritime or other lien or any other security interest of any kind;

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(b)	the rights of the plaintiff under an action in rem in which the vessel concerned has been arrested or a writ has been issued or similar step taken; and

(c)	any arrangement entered into by a person (A) the effect of which is to place another person (B) in a position which is similar, in economic terms, to the position in which B would have been had he held a security interest over an asset of A; but paragraph (c) does not apply to a right of set off or combination of accounts conferred by the standard terms of business of a bank or financial institution;

“Security Party” means the Corporate Guarantor, Pyxis Maritime and any other person (except the Approved Technical Manager, any Approved Commercial Manager that is not an Affiliate of Pyxis Maritime, any unrelated third party charterer and a Creditor Party) who, as a surety or mortgagor, as a party to any subordination or priorities arrangement, or in any similar capacity, executes a document falling within paragraph (o) of the definition of “Finance Documents”;

“Security Period” means the period commencing on the date of this Agreement and ending on the date on which the Agent notifies the Borrower, the Security Parties and the other Creditor Parties that:

(a)	all amounts which have become due for payment by the Borrower or any Security Party under the Finance Documents have been paid;

(b)	no amount is owing or has accrued (without yet having become due for payment) under any Finance Document;

(c)	neither the Borrower nor any Security Party has any future or contingent liability under Clause 20, 21 or 22 below or any other provision of this Agreement or another Finance Document; and

(d)	the Agent, the Security Trustee and the Lenders do not consider that (based on reasonable grounds) there is a significant risk that any payment or transaction under a Finance Document would be set aside, or would have to be reversed or adjusted, in any present or possible future bankruptcy of the Borrower or a Security Party or in any present or possible future proceeding relating to a Finance Document or any asset covered (or previously covered) by a Security Interest created by a Finance Document;

“Security Trustee” means Vista Bank (Romania) S.A., a bank incorporated in Romania, having its registered address and Main Branch at 90-92 Emanoil Porumbaru Street, 1st District, Bucharest, Romania or any successor of it appointed under clause 5 of the Agency and Trust Deed;

“Seller” means Marex Maritime Pte. Ltd. of Singapore;

“Shares Pledge” means the pledge of all of the shares in the Borrower, to be executed by the Corporate Guarantor in favour of the Security Trustee, in such form as the Agent may approve or require;

“Ship” means the 2013 built 46,652 dwt bulk carrier named “MAREX EXPRESS” with IMO number 9596260 currently registered under Singapore flag in the ownership of the Seller and to be purchased by the Borrower pursuant to the MOA and registered in its name under Marshall Islands flag under the new name “PYXIS KARTERIA”;

“Time Charter” means any time charter of the Ship made or to be made between the Borrower as owner and a first class charterer acceptable to the Agent as charterer (the “Time Charterer”), having a fixed duration of 12 months or more (excluding any charterer’s options) and with terms and conditions acceptable to the Agent (such acceptance not to be unreasonably withheld);

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“Time Charter Assignment” means the first priority assignment of the rights of the Borrower under the Time Charter of the Ship, to be executed by the Borrower in favour of the Security Trustee in such form as the Agent may approve or require;

“Total Loss” means:

(a)	actual, constructive, compromised, agreed or arranged total loss of the Ship;

(b)	any expropriation, confiscation, requisition or acquisition of the Ship, whether for full consideration, a consideration less than her proper value, a nominal consideration or without any consideration, which is effected by any government or official authority, excluding a requisition for hire for a fixed period not exceeding one year without any right to an extension;

(c)	any condemnation of the Ship by any tribunal, unless it is within forty five (45) days from the date of such occurrence released and restored to the full control of the Borrower;

(d)	any arrest, capture, seizure or detention of the Ship (including any hijacking or theft or piracy or similar event) unless it is within sixty (60) days redelivered to the full control of the Borrower;

“Total Loss Date” means:

(a)	in the case of an actual loss of the Ship, the date on which it occurred or, if that is unknown, the date when the Ship was last heard of;

(b)	in the case of a constructive, compromised, agreed or arranged total loss of the Ship, the earliest of:

(i)	the date on which a notice of abandonment is given to the insurers; and

(ii)	the date of any compromise, arrangement or agreement made by or on behalf of the Borrower, with the Ship’s insurers in which the insurers agree to treat the Ship as a total loss;

(c)	in the case of any expropriation, confiscation, requisition or acquisition of the Ship, whether for full consideration, a consideration less than her proper value, a nominal consideration or without any consideration, which is effected by any government or official authority, excluding a requisition for hire, on the date (or the most likely date) on which the event constituting the total loss occurred;

(d)	in the case of any condemnation of the Ship by any tribunal, which deprives the Borrower of the use of the Ship for more than forty five (45) days, upon the expiry of the period of forty five (45) days after the date upon which the relevant condemnation occurred; and

(e)	in the case of any arrest, capture, seizure or detention of the Ship (including any hijacking or theft or piracy or similar event) upon the expiry of the period of sixty (60) days after the occurrence thereof;

“Transfer Certificate” has the meaning given in Clause 26.2;

“Tripartite Assignment” means the assignment of (inter alia) all Insurances of the Ship in circumstances where the Ship is subject to a bareboat charter of any duration, to be executed by the Borrower and the bareboat charterer in favour of the Security Trustee, in such form as the Agent may approve or require;

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“Trust Property” has the meaning given in clause 3.1 of the Agency and Trust Deed;

“UK Bail-In Legislation” means (to the extent that the United Kingdom is not an EEA Member Country which has implemented, or implements, Article 55 of Directive 2014/59/EU) Part I of the United Kingdom Banking Act 2009 and any other law or regulation applicable in the United Kingdom relating to the resolution of unsound or failing banks, investment firms or other financial institutions or their affiliates (otherwise than through liquidation, administration or other insolvency proceedings);

“US Tax Obligor” means:

(a)	an Obligor which is resident for tax purposes in the United States of America; or

(b)	an Obligor some or all of whose payments under the Finance Documents are from sources within the United States for US Federal income tax purposes;

“Value to Loan Ratio” means the ratio of (i) the aggregate of the Fair Market Value of the Ship (determined pursuant to the provisions of Clause 15.4) and any additional security provided hereunder, plus the Cash Collateral) to (ii) the outstanding amount of the Loan;

“Write-down and Conversion Powers” means:

(a)	in relation to any Bail-In Legislation described in the EU Bail-In Legislation Schedule from time to time, the powers described as such in relation to that Bail-In Legislation in the EU Bail-In Legislation Schedule;

(b)	in relation to any other applicable Bail-In Legislation:

(i)	any powers under that Bail-In Legislation to cancel, transfer or dilute shares issued by a person that is a bank or investment firm or other financial institution or affiliate of a bank, investment firm or other financial institution, to cancel, reduce, modify or change the form of a liability of such a person or any contract or instrument under which that liability arises, to convert all or part of that liability into shares, securities or obligations of that person or any other person, to provide that any such contract or instrument is to have effect as if a right had been exercised under it or to suspend any obligation in respect of that liability or any of the powers under that Bail-In Legislation that are related to or ancillary to any of those powers;

(ii)	any similar or analogous powers under that Bail-In Legislation; and

(c)	in relation to any UK Bail-In Legislation:

(i)	any powers under that UK Bail-In Legislation to cancel, transfer or dilute shares issued by a person that is a bank or investment firm or other financial institution or affiliate of a bank, investment firm or other financial institution, to cancel, reduce, modify or change the form of a liability of such a person or any contract or instrument under which that liability arises, to convert all or part of that liability into shares, securities or obligations of that person or any other person, to provide that any such contract or instrument is to have effect as if a right had been exercised under it or to suspend any obligation in respect of that liability or any of the powers under that UK Bail-In Legislation that are related to or ancillary to any of those powers; and

(ii)	any similar or analogous powers under that UK Bail-In Legislation.

1.2	Construction of certain terms. In this Agreement:

“approved” means, for the purposes of Clause 13, approved in writing by the Agent;

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“asset” includes every kind of property, asset, interest or right, including any present, future or contingent right to any revenues or other payment;

“company” includes any corporation, partnership, joint venture and unincorporated association;

“consent” includes an authorisation, consent, approval, resolution, licence, exemption, filing, registration, notarisation and legalisation;

“contingent liability” means a liability which is not certain to arise and/or the amount of which remains unascertained;

“document” includes a deed; also a letter or fax;

“excess risks” means the proportion of claims for general average, salvage and salvage charges not recoverable under the hull and machinery policies in respect of the Ship in consequence of her insured value being less than the value at which the Ship is assessed for the purpose of such claims;

“expense” means any kind of cost, charge or expense (including all legal costs, charges and expenses) and any applicable value added or other tax;

“law” includes any form of delegated legislation, any order or decree, any treaty or international convention and any regulation or resolution of the Council of the European Union, the European Commission, the United Nations or its Security Council, and consolidations, amendments, re-enactments or replacements of any of them;

“legal or administrative action” means any legal proceeding or arbitration and any administrative or regulatory action or investigation;

“liability” includes every kind of debt or liability (present or future, certain or contingent), whether incurred as principal or surety or otherwise;

“months” shall be construed in accordance with Clause 1.3;

“obligatory insurances” means all insurances effected, or which the Borrower is obliged to effect, under Clause 13 or any other provision of this Agreement or another Finance Document;

“parent company” has the meaning given in Clause 1.4;

“person” includes any company or corporation; any state, political sub-division of a state and local or municipal authority; and any international organisation;

“policy”, in relation to any insurance, includes a slip, cover note, certificate of entry or other document evidencing the contract of insurance or its terms;

“protection and indemnity risks” means the usual risks covered by a protection and indemnity association (being a member of the IGA), including pollution risks and the proportion (if any) of any sums payable to any other person or persons in case of collision which are not recoverable under the hull and machinery policies by reason of the incorporation therein of clause 6 of the International Hull Clauses (01/11/03) or clause 1 of the Institute Time Clauses (Hulls)(1/10/83) or clause 8 of the Institute Time Clauses (Hulls) (1/11/1995) or the Institute Amended Running Down Clause (1/10/71) or any equivalent provision in the Norwegian Marine Insurance Plan;

“regulation” includes any regulation, rule, official directive, request or guideline (either having the force of law or compliance with which is reasonable in the ordinary course of business of the party concerned) of any governmental, intergovernmental or supranational body, agency, department or regulatory, self-regulatory or other authority or organisation;

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“subsidiary” has the meaning given in Clause 1.4;

“successor” includes any person who is entitled (by assignment, novation, merger or otherwise) to any other person’s rights under this Agreement or any other Finance Document (or any interest in those rights) or who, as administrator, liquidator or otherwise, is entitled to exercise those rights; and in particular references to a successor include a person to whom those rights (or any interest in those rights) are transferred or pass as a result of a merger, division, reconstruction or other reorganisation of it or any other person;

“tax” includes any present or future tax, duty, impost, levy or charge of any kind which is imposed by any state, any political sub-division of a state or any local or municipal authority (including any such imposed in connection with exchange controls), and any connected penalty, interest or fine; and

“war risks” includes the risk of mines and all war and strike risks excluded by the hull and machinery insurance policies.

1.3	Meaning of “month”. A period of one or more “months” ends on the day in the relevant calendar month numerically corresponding to the day of the calendar month on which the period started (“the numerically corresponding day”), but:

(a)	on the Business Day following the numerically corresponding day if the numerically corresponding day is not a Business Day or, if there is no later Business Day in the same calendar month, on the Business Day preceding the numerically corresponding day; or

(b)	on the last Business Day in the relevant calendar month, if the period started on the last Business Day in a calendar month or if the last calendar month of the period has no numerically corresponding day;

and “month” and “monthly” shall be construed accordingly.

1.4	Meaning of “subsidiary”. A “subsidiary” means a subsidiary within the meaning of section 1159 of the Companies Act 2006.

1.5	General Interpretation.

(a)	In this Agreement:

(i)	references to, or to a provision of, a Finance Document or any other document are references to it as amended or supplemented, whether before the date of this Agreement or otherwise;

(ii)	references to, or to a provision of, any law include any amendment, extension, re-enactment or replacement, whether made before the date of this Agreement or otherwise; and

(iii)	words denoting the singular number shall include the plural and vice versa.

(b)	Clauses 1.1 to 1.4 and paragraph (a) of this Clause 1.5 apply unless the contrary intention appears.

(c)	References in Clause 1.1 to a document being in the form of a particular Schedule include references to that form with any modifications to that form which the Agent approves or reasonably requires.

(d)	The clause headings shall not affect the interpretation of this Agreement.

1.6	Event of Default. A Potential Event of Default (other than an Event of Default) is “continuing” if it has not been remedied or waived and an Event of Default is “continuing” if it has not been waived.

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2	FACILITY

2.1	Amount of facility. Subject to the other provisions of this Agreement, the Lenders shall make available to the Borrower a secured term loan facility of up to $13,500,000 in one advance for the purpose and upon the terms and conditions set out in this Agreement.

2.2	Lenders’ participations in Loan. Subject to the other provisions of this Agreement, each Lender shall participate in the Loan in the proportion which, as at the Drawdown Date, its Commitment bears to the Total Commitments.

2.3	Purpose of Loan. The Borrower undertakes with each Creditor Party to use the Loan only for the purpose stated in the preamble to this Agreement.

3	POSITION OF THE LENDERS

3.1	Interests of Lenders several. The rights of the Lenders under this Agreement are several; accordingly each Lender shall be entitled to sue for any amount which has become due and payable by the Borrower to it under this Agreement without joining the Agent, the Security Trustee or any other Lender as additional parties in the proceedings.

3.2	Proceedings by individual Lender. However, without the prior consent of the Agent no Lender may bring proceedings in respect of:

(a)	any other liability or obligation of the Borrower or a Security Party under or connected with a Finance Document; or

(b)	any misrepresentation or breach of warranty by the Borrower or a Security Party in or connected with a Finance Document.

3.3	Obligations of Lenders several. The obligations of the Lenders under this Agreement are several; and a failure of a Lender to perform its obligations under this Agreement shall not result in:

(a)	the obligations of the other Lenders being increased; nor

(b)	the Borrower, any Security Party, any other Lender being discharged (in whole or in part) from its obligations under any Finance Document,

and in no circumstances shall a Lender have any responsibility for a failure of another Lender to perform its obligations under this Agreement.

3.4	Parties bound by certain actions of Lenders. Every Lender, the Borrower and each Security Party shall be bound by:

(a)	any determination made, or action taken, by the Lenders under any provision of a Finance Document;

(b)	any instruction or authorisation given by the Lenders to the Agent or the Security Trustee under or in connection with any Finance Document;

(c)	any action taken (or in good faith purportedly taken) by the Agent or the Security Trustee in accordance with such an instruction or authorisation.

3.5	Reliance on action of Agent. However, the Borrower and each Security Party:

(a)	shall be entitled to assume that the Lenders have duly given any instruction or authorisation which, under any provision of a Finance Document, is required in relation to any action which the Agent has taken or is about to take; and

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(b)	shall not be entitled to require any evidence that such an instruction or authorisation has been given.

3.6	Construction. In Clauses 3.4 and 3.5 references to action taken include (without limitation) the granting of any waiver or consent, an approval of any document and an agreement to any matter.

4	DRAWDOWN

4.1	Request for the Loan. Subject to the following conditions, the Borrower may request the Loan to be made by ensuring that the Agent receives a completed Drawdown Notice not later than 11.00 a.m. (Bucharest time) 2 Business Days prior to the intended Drawdown Date.

4.2	Availability. The conditions referred to in Clause 4.1 are that:

(a)	the Drawdown Notice has to be submitted on a Business Day during the Availability Period;

(b)	the Drawdown Date has to be a Business Day during the Availability Period;

(c)	the amount of the Loan shall not exceed the lesser of (i) $13,500,000 and (ii) 65% of the Fair Market Value of the Ship prior to the Drawdown Date, and shall be applied by the Borrower in financing part of the cost of the purchase of the Ship; and

(d)	the Borrower shall have complied with the provisions of Clause 9.1 with respect to the Loan.

4.3	Notification to Lenders of receipt of a Drawdown Notice. The Agent shall promptly notify the Lenders that it has received a Drawdown Notice and shall inform each Lender of:

(a)	the amount of the Loan and the Drawdown Date;

(b)	the amount of that Lender’s participation in the Loan; and

(c)	the duration of the first Interest Period for the Loan.

4.4	Drawdown Notice irrevocable. A Drawdown Notice must be signed by a director or other authorised person on behalf of the Borrower; and once served, a Drawdown Notice cannot be revoked without the prior consent of the Agent.

4.5	Lenders to make available Contributions. Subject to the provisions of this Agreement, each Lender shall, on and with value on the Drawdown Date, make available to the Agent for the account of the Borrower the amount due from that Lender on that Drawdown Date under Clause 2.2.

4.6	Disbursement of Loan. Subject to the provisions of this Agreement, the Agent shall on the Drawdown Date pay to the Borrower the amounts which the Agent receives from the Lenders under Clause 4.5; and that payment to the Borrower shall be made:

(a)	to the account opened by the Borrower with the Account Bank; and

(b)	in the same funds as the Agent received the payments from the Lenders,

provided that at the request of the Borrower and subject to the execution of the Escrow Agreement by all parties thereto, disbursement of the Loan may be made by the Agent by payment thereof to the Escrow Agent prior to the Delivery Date, as provided for in clause 16 of the MOA.

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4.7	Disbursement of Loan to third party. The payment by the Agent to the Escrow Agent under Clause 4.6 shall constitute the making of the Loan and the Borrower shall thereupon become indebted, as principal and direct obligor, to each Lender in an amount equal to that Lender’s Contribution.

4.8	Cancellation. The Borrower shall pay a commitment fee on any cancelled portion of the Commitment calculated in accordance with Clause 20.1(b), proportional to the amount cancelled, to be paid on and be calculated up to the date that the cancellation is effective.

5	INTEREST

5.1	Payment of normal interest. Subject to the provisions of this Agreement, interest on the Loan in respect of each Interest Period applicable to it shall be paid by the Borrower on the last day of that Interest Period or together with the repayment instalment due under Clause 8.1 (whichever occurs earlier).

5.2	Normal rate of interest. Subject to the provisions of this Agreement, the rate of interest on the Loan in respect of an Interest Period applicable to it shall be the aggregate of (i) the Margin, (ii) LIBOR for that Interest Period and (iii) the Mandatory Costs (if any).

5.3	Payment of accrued interest. In the case of an Interest Period longer than 3 months, accrued interest shall be paid every 3 months during that Interest Period and on the last day of that Interest Period.

5.4	Notification of Interest Periods and rates of normal interest. The Agent shall notify the Borrower and each Lender of:

(a)	each rate of interest; and

(b)	the duration of each Interest Period;

as soon as reasonably practicable after each is determined.

5.5	Market disruption. The following provisions of this Clause 5 apply if:

(a)	before close of business in London on the Quotation Day for the relevant Interest Period, a Lender or Lenders having Contributions together amounting to more than 40 per cent. of the Loan (or, if the Loan has not been made, Commitments amounting to more than 40 per cent. of the Total Commitments) notify the Agent that the cost to them of funding their participation in the Loan from whatever source they may reasonably select would be in excess of LIBOR (provided always that any such notifications by any such Lender or Lenders shall be duly substantiated in writing); or

(b)	at or about noon on the Quotation Day for the relevant Interest Period for which LIBOR is to be determined by reference to the Reference Bank, the Reference Bank is unable to supply a rate to the Agent to determine LIBOR for the relevant Interest Period.

5.6	Notification of market disruption. The Agent shall promptly notify the Borrower and each of the Lenders stating the circumstances falling within Clause 5.5 which have caused its notice to be given (the “Market Disruption Event”).

5.7	Market Disruption Event. If a Market Disruption Event occurs in relation to the Loan for any Interest Period, then the rate of interest on each Lender’s share of the Loan for the relevant Interest Period shall be the percentage rate per annum which is the sum of:

(a)	the Margin; and

(b)	the rate notified to the Agent by that Lender as soon as practicable and in any event not later than five (5) Business Days before the date on which interest is due to be paid in respect of that Interest Period, to be that which expresses as a percentage rate per annum the cost to that Lender of funding its participation in the Loan from whatever source it may reasonably select; and

(c)	the Mandatory Costs (if any).

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5.8	Alternative basis of interest or funding.

(a)	If a Market Disruption Event occurs and the Agent or the Borrower so require, the Agent and the Borrower shall enter into negotiations (for a period of not more than thirty (30) days) with a view to agreeing a substitute basis for determining the rate of interest.

(b)	Any alternative basis agreed pursuant to Clause 5.8(a) above shall, with the prior consent of all the Lenders, be binding on all Parties.

5.9	Notice of prepayment. If the Borrower does not agree with an interest rate set by the Agent under Clause 5.7 or if a substitute basis is not agreed under Clause 5.8, the Borrower may give the Agent not less than 15 Business Days’ notice of its intention to prepay the Loan at the end of the relevant interest period.

5.10	Prepayment; termination of Commitments. A notice under Clause 5.9 shall be irrevocable; the Agent shall promptly notify the Lenders of the Borrower’s notice of intended prepayment; and:

(a)	on the date on which the Agent serves that notice, the Total Commitments shall be cancelled; and

(b)	on the last Business Day of the relevant interest period set by the Agent, the Borrower shall prepay (without premium or penalty) the Loan, together with accrued interest thereon at the applicable rate, plus the Margin and the Mandatory Costs (if any), and all other sums accrued or them owing under any Finance Document.

5.11	Application of prepayment. The provisions of Clause 8 shall apply in relation to the prepayment.

6	INTEREST PERIODS

6.1	Commencement of Interest Periods. The first Interest Period applicable to the Loan shall commence on the Drawdown Date and each subsequent Interest Period shall commence on the expiry of the preceding Interest Period applicable to it.

6.2	Duration of normal Interest Periods. Subject to Clauses 6.3 and 6.4, each Interest Period shall be:

(a)	three (3) months or such other period as the Agent may agree with the Borrower (provided such period is shorter than 12 months), as notified by the Borrower to the Agent not later than 11.00 a.m. (Bucharest time) 2 Business Days before the commencement of the Interest Period; or

(b)	3 months, if the Borrower fails to notify the Agent by the time specified in paragraph (a) above.

6.3	Duration of Interest Periods for repayment instalments. In respect of an amount due to be repaid under Clause 7 on a particular Repayment Date, an Interest Period shall end on that Repayment Date. No Interest Period shall extend beyond the final Repayment Date.

6.4	Non-availability of matching deposits for Interest Period selected. If, after the Borrower has selected and the Lenders have agreed to an Interest Period longer than 3 months, any Lender notifies the Agent by 11.00 a.m. (Bucharest time) on the second Business Day before the commencement of the Interest Period that it is not satisfied that deposits in Dollars for a period equal to the Interest Period will be available to it in the Interbank Market when the Interest Period commences, the Interest Period shall be of 3 months.

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7	DEFAULT INTEREST

7.1	Payment of default interest on overdue amounts. The Borrower shall pay interest in accordance with the following provisions of this Clause 7 on any amount payable by the Borrower under any Finance Document which the Agent, the Security Trustee or the other designated payee does not receive on or before the relevant date, that is:

(a)	the date on which the Finance Documents provide that such amount is due for payment; or

(b)	if a Finance Document provides that such amount is payable on demand, the date on which the demand is served; or

(c)	if such amount has become immediately due and payable under Clause 19.4, the date on which it became immediately due and payable.

7.2	Calculation and payment of default rate. If the Borrower fails to pay any sum (including, without limitation, any sum payable pursuant to Clause 7.1) on its due date for payment under any of the Finance Documents, the Borrower shall pay interest on such sum from the due date up to the date of actual payment (as well after as before judgement) at a rate determined by the Agent pursuant to this Clause 7.2. The period beginning on such due date and ending on such date of payment shall be divided into successive periods of three (3) months or any other period as selected by the Agent, each of which (other than the first, which shall commence on the due date for payment) shall commence on the last day of the preceding period. The rate of interest applicable to each such period shall be the aggregate (as determined by the Agent) of (a) two per cent. (2%) per annum, (b) the Margin, (c) LIBOR for such period and (d) the Mandatory Costs (if any). Such interest shall be due and payable on the last day of each such period as determined by the Agent and each such day shall, for the purposes of this Agreement, be treated as the final day of an Interest Period, provided that if such unpaid sum is an amount of principal which became due and payable by reason of a notice by the Agent under Clause 19.4 or a prepayment pursuant to Clauses 8.7 or 19.2, or on a date other than an interest payment date relating thereto, the first such period selected by the Agent shall be of a duration equal to the period between the due date of such principal sum and such interest payment date and interest shall be payable on such principal sum during such period at a rate of two per cent (2%) per annum above the rate applicable thereto immediately before it shall have become so due and payable. If, for the reasons specified in Clause 5.4, the Agent is unable to determine a rate in accordance with the foregoing provisions of this Clause 7.2, interest on any sum not paid on its due date for payment shall be calculated at a rate determined by the Agent to be two per cent. (2%) per annum above the aggregate of the Margin, the cost of funds to a Lender or Lenders (as the case may be) and the Mandatory Costs (if any).

7.3	Notification of interest periods and default rates. The Agent shall promptly notify the Lenders and the Borrower of each interest rate determined by the Agent under Clause 7.2 and of each period selected by the Agent under that Clause; but this shall not be taken to imply that the Borrower is liable to pay such interest only with effect from the date of the Agent’s notification.

7.4	Payment of accrued default interest. Subject to the other provisions of this Agreement, any interest due under this Clause shall be paid on the last day of the period by reference to which it was determined; and the payment shall be made to the Agent for the account of the Creditor Party to which the overdue amount is due.

7.5	Compounding of default interest. Any such interest which is not paid at the end of the period by reference to which it was determined shall be compounded on a quarterly basis.

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8	REPAYMENT AND PREPAYMENT

8.1	Amount of repayment instalments. The Borrower shall repay the Loan by way of twenty eight (28) consecutive quarterly repayment instalments, the first four (4) of which shall be in the amount of $350,000 each and the following twenty four (24) of which shall be in the amount of $300,000 each, and by a balloon payment in the amount of $4,900,000.

8.2	Repayment Dates.

(a)	The first instalment for the Loan shall be repaid on the date falling three (3) months after the Drawdown Date, each subsequent instalment shall be repaid at three (3) monthly intervals thereafter and the balloon payment shall be repaid (together with the twenty eighth and final repayment instalment for the Loan) on the earlier of (i) the date falling on the seventh anniversary of the Drawdown Date and (ii) 15 August 2028.

(b)	If the amount drawdown is less than $13,500,000 then the amount of the balloon payment shall be reduced by an amount equal in aggregate to the undrawn amount.

8.3	Final Repayment Date. Notwithstanding the foregoing, the Borrower shall, on the final Repayment Date for the Loan (which, for the avoidance of doubt, shall be no later than 15 August 2028), additionally pay to the Lenders all other sums then accrued or owing under any Finance Document.

8.4	Voluntary prepayment. Subject to the following conditions, the Borrower may prepay the whole or any part of the Loan on the last day of an Interest Period.

8.5	Conditions for voluntary prepayment. The conditions referred to in Clause 8.4 are that:

(a)	a partial prepayment shall be in the minimum amount of $100,000 or integral multiples thereof;

(b)	the Agent has received from the Borrower at least 10 Business Days’ prior written notice specifying the amount to be prepaid and the date on which the prepayment is to be made (such date shall be the last day of an Interest Period of the Loan); and

(c)	the Borrower has provided evidence satisfactory to the Agent that any consent required by the Borrower or any Security Party in connection with the prepayment has been obtained and remains in force, and that any requirement relevant to this Agreement which affects the Borrower or any Security Party has been complied with.

8.6	Effect of notice of prepayment. A prepayment notice may not be withdrawn or amended without the prior written consent of the Agent, given with the authorisation of the Lenders, and the amount specified in the prepayment notice shall become due and payable by the Borrower on the date for prepayment specified in the prepayment notice.

8.7	Notification of notice of prepayment. The Agent shall notify the Lenders promptly upon receiving a prepayment notice, and shall provide any Lender which so requests with a copy of any document delivered by the Borrower under Clause 8.5(c).

8.8	Mandatory prepayment. The Borrower shall be obliged to prepay the full amount of the Loan if the Ship is sold (which sale shall be subject to the prior written consent of the Agent), refinanced by another bank or financial institution or becomes a Total Loss:

(a)	in the case of a sale of the Ship (whether for further trading or scrapping), on the earlier of (i) the date on which the sale is completed by delivery of the Ship to the buyer and (ii) the date of receipt by the Borrower of the sale proceeds; or

(b)	in the case of a refinancing of the Ship, on or before the date on which the refinancing takes place; or

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(c)	in the case of a Total Loss of the Ship, on the earlier of (i) the date falling 120 days after the Total Loss Date and (ii) the date of receipt by the Security Trustee of the proceeds of insurance relating to such Total Loss.

Following application of the sale or Total Loss proceeds under this Clause 8.8, any remaining surplus shall be released promptly to the Borrower provided always that no Event of Default has occurred under this Agreement or any Finance Document and no breach of any law or regulation that could result in fines or any other financial indemnities against the Lenders has occurred, subject to a maximum period of six (6) months after the date of application of the sale or Total Loss proceeds under this Clause 8.8.

8.9	Amounts payable on prepayment. A prepayment shall be made together with accrued interest (and any other amount payable under Clause 20 or Clause 21 or otherwise) in respect of the Loan and, if the prepayment is not made on the last day of an Interest Period, together with any sums payable under Clause 21.1(b) but without premium or penalty (and together with any applicable Mandatory Costs and subject always to the provisions of Clause 20.1(d)). A prepayment of the whole of the Loan shall in addition be made together with all other sums accrued or then owing under any Finance Document.

8.10	Application of partial prepayment. Each partial prepayment of the Loan made pursuant to Clause 8.5 or any other provisions of this Agreement shall be applied against the remaining repayment instalments and the balloon payment for the Loan specified in Clause 8.1 on a pro rata basis.

8.11	No reborrowing. No amount prepaid or repaid may be reborrowed.

8.12	Right of repayment and cancellation in relation to a single Lender.

(a)	If, in circumstances where there is more than one Lender:

(i)	any sum payable to any Lender by the Borrower is required to be increased under Clause 22.2; or

(ii)	any Lender claims indemnification from the Borrower under Clause 21.1 or Clause 24.2,

the Borrower may, whilst the circumstance giving rise to the requirement for that increase or indemnification continues, give the Agent notice of cancellation of the Commitment of that Lender and its intention to either replace that Lender in accordance with paragraph (b) below or, in case the above circumstances occur after the drawdown of the Loan, prepay the Contribution of that Lender, without premium or penalty.

(b)	The Borrower may, in the circumstances set out in paragraph (a) above, on 5 Business Days’ prior notice to the Agent and that Lender, replace that Lender by requesting that Lender to transfer pursuant to Clause 26 all (and not part only) of its rights and obligations under this Agreement to a Lender or other bank, financial institution, trust, fund or other entity selected by the Borrower which confirms its willingness to assume and does assume all the obligations of the transferring Lender in accordance with Clause 26 for a purchase price in cash or other cash payment payable at the time of the transfer equal to the outstanding principal amount of the Loan relating to that Lender and all accrued interest, break costs and other amounts payable in relation thereto under the Finance Documents.

(c)	The replacement of a Lender pursuant to paragraph (b) above shall be subject to the following conditions:

(i)	the Borrower shall have no right to replace Vista Bank (Romania) S.A. as a Lender;

(ii)	the Borrower shall have no right to replace the Agent or the Account Bank;

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(iii)	neither the Agent nor any Lender shall have any obligation to find a replacement Lender;

(iv)	in no event shall the Lender replaced under paragraph (b) above be required to pay or surrender any of the fees received by such Lender pursuant to the Finance Documents; and

(v)	the Lender shall only be obliged to transfer its rights and obligations pursuant to paragraph (b) above once it is satisfied that the replacement Lender has complied with all necessary “know your customer” or other similar checks under all applicable laws and regulations in relation to that transfer.

(d)	For the avoidance of doubt, the replacement of a Lender pursuant to paragraph (b) does not in any way prejudice the continued application of Clause 22.2, Clause 21.1 or Clause 24.2 and nothing in this Clause 8.12 shall remove the Borrower’s obligation to pay to any Lender any amounts payable to any Lender by the Borrower pursuant to those Clauses.

(e)	Any partial prepayment under this Clause 8.12 shall be applied against the repayment instalments and balloon payment for the Loan specified in Clause 8.1 on a pro rata basis.

9	CONDITIONS PRECEDENT

9.1	Documents, fees and no default. Each Lender’s obligation to contribute to the Loan is, in addition to the conditions set out in clause 4.2, subject to the following conditions precedent:

(a)	that, on or before the date of signing of this Agreement, the Agent receives the documents described in Part A of Schedule 3 in form and substance satisfactory to the Agent and its lawyers;

(b)	that, on or before the Drawdown Date, the Agent receives the documents described in Part B of Schedule 3 and, unless the Loan or any part thereof be disbursed and prepositioned with the Escrow Agent prior to the Delivery Date (in which case the provisions of Clause 9.3 will apply), the documents described in in Part C of Schedule 3, in form and substance satisfactory to the Agent and its lawyers;

(c)	that, on or before the date of signing of this Agreement, the Agent has received payment of the fees payable pursuant to Clause 20.1 and has received (on or before the Drawdown Date) payment of the expenses referred to in Clause 20.2;

(d)	that at the date of the Drawdown Notice, at the Drawdown Date and on the first day of each Interest Period:

(i)	no Event of Default or Potential Event of Default has occurred or is continuing or would result from the borrowing of the Loan;

(ii)	the representations and warranties in Clause 10 and those of the Borrower or any Security Party which are set out in the other Finance Documents would be true and not misleading if repeated on each of those dates with reference to the circumstances then existing;

(iii)	none of the circumstances contemplated by Clause 5.5 has occurred and is continuing;

(iv)	there has not been a Material Adverse Change in the financial positon or state of affairs of the Borrower or the Corporate Guarantor from that disclosed to the Agent prior to the date of this Agreement which could (in the Agent’s opinion) have a Material Adverse Effect; and

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(e)	that the Agent has received, and found to be acceptable to it, any further opinions, consents, agreements and documents in connection with the Finance Documents which the Agent may, with the authorisation of the Lenders, request by notice to the Borrower prior to the Drawdown Date.

9.2	Waiver of conditions precedent. If the Agent, at its discretion, permits the Loan to be borrowed before certain of the conditions referred to in Clause 9.1 are satisfied, the Borrower shall ensure that those conditions are satisfied within 5 Business Days after the Drawdown Date (or such other period as the Agent may specify).

9.3	Should the Loan or any part thereof be disbursed and prepositioned with the Escrow Agent, pursuant to the Escrow Agreement, prior to the Delivery Date (as referred to in Clause 4.6), the release thereof to or to the order of the Seller will be subject to the receipt by the Agent of the documents described in Part C of Schedule 3, in form and substance satisfactory to the Agent and its lawyers, on or before such release.

10	REPRESENTATIONS AND WARRANTIES

10.1	General. The Borrower represents and warrants to each Creditor Party as follows.

10.2	Status.

(a)	The Borrower is duly incorporated and validly existing and in good standing under the laws of the Republic of the Marshall Islands with registration number 108906;

(b)	the Corporate Guarantor is duly incorporated and validly existing and in good standing under the laws of the Republic of the Marshall Islands with registration number 75383; and

(c)	neither the Borrower nor the Corporate Guarantor is a US Tax Obligor.

10.3	Share capital and ownership.

(a)	The Borrower has an authorised share capital of 500 registered shares without par value all of which shares have been issued to the Corporate Guarantor in registered form and the legal title to which is held free of any Security Interest or other claim by the Corporate Guarantor; and

(b)	not less than 20% of the ultimate beneficial ownership of (i) the shares in the Corporate Guarantor and (ii) the ultimate voting rights attaching to such shares is held directly or indirectly by the Permitted Holder.

10.4	Corporate power.

(a)	The Borrower has the corporate capacity, and has taken all corporate action and obtained all consents necessary for it:

(i)	to purchase and pay for the Ship to be purchased by it under the MOA and to register the Ship it in its name under the Approved Flag at the time of delivery of the same;

(ii)	to execute the Finance Documents to which it is a party; and

(iii)	to borrow under this Agreement and to make all the payments contemplated by, and to comply with, those Finance Documents.

(b)	Each Security Party has the corporate capacity and has taken all corporate action and obtained all consents necessary for it to execute the Finance Documents to which it is a party.

(c)	The Borrower has not granted any guarantees to any other creditor or, if it has, such security is no longer in place, and it is not a party to any loan agreement with any other creditor.

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10.5	Consents in force. All the consents referred to in Clause 10.4 remain in force and nothing has occurred which makes any of them liable to revocation.

10.6	Legal validity; effective Security Interests. The Finance Documents to which the Borrower and any Security Party is a party, do now or, as the case may be, will, upon execution and delivery (and, where applicable, registration as provided for in the Finance Documents):

(a)	constitute the Borrower’s and that Security Party’s legal, valid and binding obligations enforceable against the Borrower and that Security Party in accordance with their respective terms; and

(b)	create legal, valid and binding Security Interests enforceable in accordance with their respective terms over all the assets to which they, by their terms, relate,

subject to any relevant insolvency laws affecting creditors’ rights generally.

10.7	No third party Security Interests. Without limiting the generality of Clause 10.6, at the time of the execution and delivery of each Finance Document:

(a)	the Borrower will have the right to create all the Security Interests which that Finance Document purports to create; and

(b)	no third party will have any Security Interest (except for Permitted Security Interests) or any other interest, right or claim over, in or in relation to any asset to which any such Security Interest, by its terms, relates.

10.8	No conflicts. The execution by the Borrower and each Security Party of each Finance Document to which it is a party, and the borrowing by the Borrower of the Loan, and its compliance with each Finance Document to which it is a party will not involve or lead to a contravention of:

(a)	any law or regulation; or

(b)	the constitutional documents of the Borrower or any Security Party; or

(c)	any contractual or other obligation or restriction which is binding on the Borrower or any Security Party or any of their respective assets, and will not have a Material Adverse Effect.

10.9	No withholding taxes. All payments which the Borrower is liable to make under the Finance Documents to which it is a party may be made without deduction or withholding for or on account of any tax payable under any law of any Pertinent Jurisdiction.

10.10	No default. No Event of Default or Potential Event of Default has occurred.

10.11	Information. All information which has been provided in writing by or on behalf of the Borrower or any Security Party to any Creditor Party in connection with any Finance Document satisfied the requirements of Clause 11.6; all audited and unaudited financial statements which have been so provided satisfied the requirements of Clause 11.7; and there has been no Material Adverse Change in the financial position or state of affairs of the Borrower or the Corporate Guarantor since the date of acceptance of the Agent’s commitment letter which could, in the Agent’s opinion, have a Material Adverse Effect.

10.12	No litigation. No legal or arbitral or administrative action against the Borrower or any other Security Party (including action relating to any alleged or actual breach of the ISM Code or the ISPS Code) relating to a sum exceeding, in respect of the Corporate Guarantor, one million Dollars ($1,000,000) and, in respect of the Borrower or any other Security Party, two hundred and fifty thousand Dollars ($250,000) has been commenced or taken or (to the Borrower’s knowledge) is likely to be commenced or taken which, in either case, if adversely determined, would have a Material Adverse Effect.

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10.13	Validity and completeness of MOA.

(a)	The copy of the MOA (and all addenda thereto) delivered to the Agent before the date of this Agreement is a true and complete copy;

(b)	the MOA constitutes valid, binding and enforceable obligations of the Seller and the Borrower in accordance with its terms; and

(c)	no amendments or additions to the MOA have been agreed (other than as disclosed to the Agent prior to the date of this Agreement) nor has the Seller or the Borrower waived any of their respective rights under the MOA.

10.14	No rebates etc. There is no agreement or understanding to allow or pay any rebate, premium, commission, discount or other benefit or payment (howsoever described) to the Borrower or the Seller or a third party in connection with the purchase by the Borrower of the Ship, other than as disclosed to the Agent in writing on or prior to the date of this Agreement.

10.15	Compliance with certain undertakings. At the date of this Agreement, the Borrower is in compliance with Clauses 11.2(b), 11.2(c), 11.4, 11.8, 11.13, 11.18, 11.19, 11.20 and 14.19 and at the Delivery Date, the Borrower will be in compliance with Clause 11.2(a).

10.16	Taxes paid. The Borrower has paid all taxes applicable to, or imposed on or in relation to it, its business and the Ship.

10.17	ISM Code and ISPS Code compliance. All requirements of the ISM Code and the ISPS Code as they relate to the Borrower, the Approved Managers and the Ship will have been complied with on the Delivery Date.

10.18	No Money Laundering. Without prejudice to the generality of Clause 2.3, in relation to the borrowing by the Borrower of the Loan, the performance and discharge of its obligations and liabilities under the Finance Documents, and the transactions and other arrangements effected or contemplated by the Finance Documents to which the Borrower is a party, the Borrower confirms that (i) it is acting for its own account, (ii) that it will use the proceeds of the Loan for its own benefit, under its full responsibility and exclusively for the purposes specified in this Agreement and (iii) that the foregoing will not involve or lead to contravention of any law, official requirements or other regulatory measure or procedure implemented to combat “money laundering” (as defined in Article 1 of the Directive (2015/849EC) of the Council of the European Communities as amended and in force) and comparable United States Federal and state laws. The Borrower shall further submit any documents and declarations on request, if such documents or declarations are required by the Creditor Parties to comply with their domestic money laundering and/or legal identification requirements.

10.19	No immunity. Neither the Borrower nor any of its assets is entitled to immunity on the grounds of sovereignity or otherwise from any legal action or proceeding (which shall include, without limitation, suit, attachment prior to judgement, execution or other enforcement).

10.20	Prohibited Parties. Neither the Borrower nor any Security Party, nor any of their respective directors, officers, agents, employees or any person acting on behalf of the Borrower or any Security Party, is a Prohibited Party nor acts directly or indirectly on behalf of a Prohibited Party.

10.21	PATRIOT Act. To the extent applicable, the Borrower is in compliance with (i) the Trading with the Enemy Act, and each of the foreign assets control regulations of the United States Treasury Department (31 C.F.R., Subtitle B, Chapter V) and any other enabling legislation or executive order relating thereto and (ii) the PATRIOT Act. No part of the proceeds of the Loan will be used, directly or indirectly, for any payments to any government official or employee, political party, official of a political party, candidate for political office, or anyone else acting in an official capacity, in order to obtain, retain or direct business or obtain any improper advantage, in violation of the United States Foreign Corrupt Practices Act of 1977, as amended and as applicable.

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11	GENERAL UNDERTAKINGS

11.1	General. The Borrower undertakes with each Creditor Party to comply with the following provisions of this Clause 11 at all times during the Security Period except as the Agent may otherwise permit or as otherwise provided herein.

11.2	Title; negative pledge; pari passu. The Borrower will:

(a)	as of the Delivery Date, hold the legal title to, and own the entire beneficial interest in the Ship, the Insurances and Earnings, free from all Security Interests and other interests and rights of every kind, except for those created by the Finance Documents and except for Permitted Security Interests;

(b)	not create or permit to arise any Security Interest (except for Permitted Security Interests) over any asset, present or future; and

(c)	procure that its liabilities under the Finance Documents to which it is a party do and will rank at least pari passu with all its other present and future unsecured liabilities, except for liabilities which are mandatorily preferred by law.

11.3	No disposal of assets. The Borrower will not transfer, lease or otherwise dispose of:

(a)	all or a substantial part of its assets, whether by one transaction or a number of transactions, whether related or not (other than, in the case of a sale of the Ship, pursuant to the provisions of Clause 8.8); or

(b)	any debt payable to it or any other right (present, future or contingent right) to receive a payment, including any right to damages or compensation.

11.4	No other liabilities or obligations to be incurred. The Borrower will not incur any liability or obligation except (i) liabilities and obligations under the MOA and the Finance Documents to which it is a party; (ii) debts, guarantees, liabilities and obligations incurred in the ordinary course of owning, operating, maintaining, repairing and trading the Ship or for the purposes of complying with the requirements of the Ship’s classification society and/or with any regulatory requirements; (iii) financial indebtedness in amounts of up to $500,000 in aggregate with respect to the management of the Ship by the Approved Managers; and (iv) unsecured loans from its shareholders, subject to those shareholders expressly and fully subordinating their rights to those of the Creditor Parties under the Finance Documents and executing such documents (upon such terms and in such form) as may be required by the Agent in its sole and absolute discretion to evidence such subordination.

11.5	Information provided to be accurate. All financial and other information which is provided in writing by or on behalf of the Borrower under or in connection with any Finance Document will be true and not misleading and will not omit any material fact or consideration.

11.6	Provision of financial statements. The Borrower will send to the Agent:

(a)	as soon as possible, but in no event later than 180 days after the end of each financial year to which they relate (commencing, with respect to the Corporate Guarantor, with the financial year ended 31 December 2020, and with respect to the Borrower, with the financial year ending 31 December 2021), the annual audited financial statements of the Borrower and the Corporate Guarantor (on a consolidated basis);

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(b)	as soon as possible, but in no event later than 90 days after the end of each six month period in each financial year to which they relate (commencing, with respect to the Corporate Guarantor, with the six month period ending 30 June 2021 and, with respect to the Borrower, with the six month period ending 31 December 2021), the management prepared semi-annual unaudited financial statements of the Borrower and the Corporate Guarantor (on a consolidated basis); and

(c)	promptly after each request by the Agent, such further reasonable information about the financial standing, commitments and operations of the Borrower and the Corporate Guarantor, as well as all major financial developments of the Borrower and the Corporate Guarantor (including, but not limited to, purchase or sale of vessels, new loans, etc) as the Agent may reasonably require.

11.7	Form of financial statements. All financial statements (audited and unaudited) delivered under Clause 11.6 will:

(a)	be prepared in accordance with all applicable laws and generally accepted accounting principles consistently applied;

(b)	give a true and fair view of the state of affairs of the Borrower and the Corporate Guarantor, at the date of those financial statements and of the results for the period to which those financial statements relate; and

(c)	fully disclose or provide for all significant liabilities of the Borrower and the Corporate Guarantor.

11.8	Consents. The Borrower will maintain in force and promptly obtain or renew, and will promptly send certified copies to the Agent of, all consents required:

(a)	for the Borrower to perform its obligations under the MOA and each of the Finance Documents to which it is party;

(b)	for the validity or enforceability of the MOA and each of the Finance Documents to which it is party;

(c)	for the Borrower to purchase, own and operate the Ship,

and the Borrower will comply with the terms of all such consents.

11.9	Maintenance of Security Interests. The Borrower will:

(a)	at its own cost, do all that it reasonably can to ensure that any Finance Document validly creates the obligations and the Security Interests which it purports to create; and

(b)	without limiting the generality of paragraph (a), at its own cost, promptly register, file, record or enrol any Finance Document with any court or authority in all Pertinent Jurisdictions, pay any stamp, registration or similar tax in all Pertinent Jurisdictions in respect of any Finance Document, give any notice or take any other step which, in the opinion of the Agent, is or has become necessary or desirable for any Finance Document to be valid, enforceable or admissible in evidence or to ensure or protect the priority of any Security Interest which it creates.

11.10	Notification of litigation. The Borrower will provide the Agent with details of any litigation, arbitration or administrative action against the Borrower or the Ship, its Earnings or its Insurances relating to a sum exceeding two hundred and fifty thousand Dollars ($250,000) and/or the Corporate Guarantor relating to a sum exceeding one million Dollars ($1,000,000) as soon as such action is instituted or it becomes apparent to the Borrower that it is likely to be instituted, unless it is clear that such legal or administrative action cannot be considered material in the context of any Finance Document.

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11.11	Principal place of business. The Borrower will maintain its place of business, and keep its corporate documents and records, at the address stated at the commencement of this Agreement; and the Borrower will not establish, or do anything as a result of which it would be deemed to have, a place of business in the United States of America or in the United Kingdom without the prior written approval of the Agent.

11.12	Confirmation of no default. The Borrower will, within 2 Business Days after service by the Agent of a written request, serve on the Agent a notice which is signed by all the directors of the Borrower and which states that:

(a)	no Event of Default or Potential Event of Default has occurred and is continuing; or

(b)	no Event of Default or Potential Event of Default has occurred and is continuing, except for a specified event or matter, of which all material details are given.

(c)	The Agent may serve requests under this Clause 11.12 from time to time but not more than semi-annually and then only if asked to do so by a Lender or Lenders having Contributions exceeding 10 per cent of the Loan or (if the Loan has not been made) Commitments exceeding 10 per cent of the Total Commitments; and this Clause 11.12 does not affect the Borrower’s obligations under Clause 11.13.

11.13	Notification of default. The Borrower will notify the Agent as soon as it becomes aware of:

(a)	the occurrence of an Event of Default or a Potential Event of Default; or

(b)	any matter which indicates that an Event of Default or a Potential Event of Default may have occurred,

and will thereafter keep the Agent fully up-to-date with all developments.

11.14	Provision of further information. The Borrower will, as soon as practicable after receiving the request, provide the Agent with any additional reasonable financial or other information relating to:

(a)	the Borrower, the Corporate Guarantor, the Ship, its Insurances or its Earnings; or

(b)	any other matter relevant to, or to any provision of, a Finance Document (including, but not limited to, details of any claim, action, suit, proceeding or investigation with respect to Sanctions),

which may be reasonably requested by the Agent, the Security Trustee or any Lender at any time.

11.15	Translation of documents. If the Agent so requires in respect of any of the documents referred to in this Clause 11, the Borrower will provide a certified English translation prepared by a translator approved by the Agent. Nevertheless the Borrower shall mandatorily provide a certified English translation (to the extent applicable) of its incorporation documents (including, but without being limited to, the constitutive deeds, the certificates issued by the relevant incorporation authorities, any statements to be issued by the Borrower’s and/or the Corporate Guarantor’s external auditors and legal advisors) and the resolutions of the competent body empowered to approve the transaction contemplated in this Agreement and in the Finance Documents.

11.16	Ownership. The Borrower shall ensure that, without the prior written consent of the Agent (such consent not to be unreasonably withheld):

(a)	there shall be no change in the management or control, or in the President of the Borrower or, unless due to a resignation, in the other directors/officers of the Borrower, or in the legal ownership of any of the shares in the Borrower (or in the 20% ultimate beneficial ownership of the shares in the Borrower held by the Permitted Holder), throughout the Security Period; and

(b)	at least 20% of (i) the issued and outstanding share capital and (ii) the issued and outstanding voting share capital of the Corporate Guarantor is ultimately beneficially owned by the Permitted Holder.

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11.17	Provision of customer information.

(a)	The Borrower will produce (and will procure that the Corporate Guarantor and Pyxis Maritime will produce) such documents and evidence as the Lenders and/or the Agent shall from time to time require, based on applicable laws and regulations from time to time and the Lenders’ own internal guidelines from time to time, relating to the Lenders’ knowledge of its customers (“KYC”) including, without limitation, obtaining, verifying and recording certain information and documentation that will allow the Agent and each of the Lenders to identify the Borrower and each other Obligor in accordance with the requirements of the PATRIOT Act.

(b)	If:

	(i)	the introduction of or any change in (or in the interpretation, administration or application of) any law or regulation made after the date of this Agreement;

	(ii)	any change in the status of an Obligor or the composition of the shareholders of the Borrower or Pyxis Maritime, after the date of this Agreement;

	(iii)	a proposed assignment or transfer by a Lender of any of its rights and/or obligations under this Agreement to a party that is not a Lender prior to such assignment or transfer; or

	(iv)	any anti-money laundering or anti-terrorism financing laws and regulations applicable to the Agent or any Lender,

obliges the Agent or any Lender (or, in the case of paragraph (iii) above, any prospective new Lender) to comply with “know your customer” or similar identification procedures in circumstances where the necessary information is not already available to it, each Obligor shall promptly upon the request of the Agent or any Lender supply, or procure the supply of, such documentation and other evidence as is reasonably requested by the Agent (for itself or on behalf of any Lender) or any Lender (for itself or, in the case of the event described in paragraph (iii) above, on behalf of any prospective new Lender) in order for the Agent, such Lender or, in the case of the event described in paragraph (iii) above, any prospective new Lender to carry out and be satisfied it has complied with all necessary “know your customer” or other similar checks under all applicable laws and regulations pursuant to the transactions contemplated in the Finance Documents. The Borrower undertakes to issue registered shares only and must comply with each Lender’s own guidelines and/or applicable laws and regulations.

11.18	Sanctions.

(a)	The Borrower shall procure that no Obligor nor any Affiliate of any of them:

	(i)	is a Prohibited Party; or

	(ii)	is owned or controlled by or acting directly or indirectly on behalf of or for the benefit of, a Prohibited Party; or

	(iii)	owns or controls a Prohibited Party; or

	(iv)	has a Prohibited Party serving as a director, officer or, to the best of its knowledge, employee; or

	(v)	is domiciled or is incorporated in any of the restricted countries (as that term is defined in the most recent Sanctions regulations).

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(b)	The Borrower shall procure (and shall procure that each Obligor shall procure) that no proceeds of the Loan or any part of the Loan shall be made available, directly or indirectly, to or for the benefit of a Prohibited Party nor shall they be otherwise directly or indirectly, applied in a manner or for a purpose prohibited by Sanctions.

(c)	The Borrower shall procure that each Obligor and each Affiliate of any of them is in compliance with all Sanctions.

(d)	The Borrower shall procure that each Obligor shall procure that no proceeds, funds or benefit from any activity or dealing with a Prohibited Party are used in discharging any obligation due or owing to the Lenders or are credited to any bank account held with the Account Bank (including without limitation, the Cash Collateral Account, the Earnings Account and the Retention Account), and that no payment is effected, whether to discharge any obligation due or owing to such party or for any other purpose, through the use of any bank account held with the Account Bank.

(e)	The Borrower shall (and shall procure that each Obligor and each Affiliate of them will) to the extent permitted by law and promptly upon becoming aware of them, supply to the Agent details of any claim, action, suit, proceedings or investigation against it with respect to Sanctions by any Sanctions Authority.

11.19	Compliance with laws.

(a)	The Borrower shall (and shall procure that each Obligor and each Affiliate of them will) comply in all respects with all laws and regulations to which it may be subject, if (except as regards Sanctions, anti-corruption laws, the Trading with the Enemy Act, each of the foreign assets control regulations of the United States Treasury Department (31 CFR, Subtitle B, Chapter V) and any other enabling legislation or executive order thereto, and the PATRIOT Act) failure so to comply would have or would be likely to have a Material Adverse Effect.

(b)	The Borrower shall comply (and shall procure that each other Obligor and each Affiliate of any of them will comply) in all respects with all Sanctions as applicable.

11.20	Anti-Corruption.

(a)	The Borrower shall not (and shall procure that no other Security Party will) directly or indirectly use the proceeds of the Loan for any purpose which would breach or might breach applicable anti-corruption laws, including but not limited to the UK Bribery Act of 2010 and the United States Foreign Corrupt Practices Act of 1977, each as amended.

(b)	The Borrower shall (and shall procure that each other Security Party will):

(i) conduct its business in compliance with applicable anti-corruption laws and regulations; and

(ii) maintain effective policies and procedures designed to promote and achieve compliance with such laws and regulations.

11.21	Treasury Services. The Borrower shall not enter into any treasury related contract with a bank or financial institution without the prior written consent of the Agent.

11.22	No material amendment to MOA. The Borrower will not agree to any material amendment, change of price or material supplement to the MOA or any of its provisions, without the prior written consent of the Agent (such consent not to be unreasonably withheld).

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11.23	DAC6

(a)	In this Clause 11.23, “DAC6” means the Council Directive of 25 May 2018 (2018/822/EU) amending Directive 2011/16/EU or any replacement legislation applicable in the United Kingdom.

(b)	The Borrower shall supply to the Agent (in sufficient copies for all the Lenders, if the Agent so requests):

(i) promptly upon the making of such analysis or the obtaining of such advice, any analysis made or advice obtained on whether any transaction contemplated by the Finance Documents or any transaction carried out (or to be carried out) in connection with any transaction contemplated by the Finance Documents contains a hallmark as set out in Annex IV of DAC6; and

(ii) promptly upon the making of such reporting and to the extent permitted by applicable law and regulation, any reporting made to any governmental or taxation authority by or on behalf of the Borrower or any Security Party or by any adviser to the Borrower or any Security Party in relation to DAC6 or any law or regulation which implements DAC6 and any unique identification number issued by any governmental or taxation authority to which any such report has been made (if available).

11.24	Provision of copies and translation of documents. The Borrower will supply the Agent with a sufficient number of copies of the documents referred to above to provide one (1) copy for each Creditor Party; and if the Agent so requires in respect of any of those documents, the Borrower will provide a certified English translation prepared by a translator approved by the Agent.

12	CORPORATE UNDERTAKINGS

12.1	General. The Borrower also undertakes with each Creditor Party to comply with the following provisions of this Clause 12 at all times during the Security Period except as the Agent may otherwise permit.

12.2	Maintenance of status. The Borrower will maintain its separate corporate existence and remain in good standing under the laws of the Republic of the Marshall Islands; and shall procure that the Corporate Guarantor will maintain its separate corporate existence and remain in good standing under the laws of the Republic of the Marshall Islands.

12.3	Negative undertakings. The Borrower will not:

(a)	carry on any business other than the ownership, chartering and operation of the Ship, the incurrence of obligations under the Finance Documents, and activities incidental thereto; or

(b)	make any form of dividend or distribution or advances (other than pursuant to Clause 12.4) or effect any form of redemption, purchase, reduction or return of its share capital or issue, allot or grant any person a right to any shares in its capital without the prior written consent of the Agent; or

(c)	provide any form of credit or financial assistance or issue any guarantee to any person, or enter into any transaction with or involving such a person, other than as permitted under Clause 11.4; or

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(d)	open or maintain any account with any bank or financial institution, except accounts with the Account Bank or a subsidiary or branch or Affiliate of the Agent for the purposes of the Finance Documents; or

(e)	acquire any shares or other securities other than US or UK Treasury bills and certificates of deposit issued by major North American or European banks, or enter into any transaction in a derivative or make any other capital investment; or

(f)	enter into any form of amalgamation, merger or de-merger or any form of reconstruction or reorganisation or change its name; or

(g)	purchase any other vessels (directly or indirectly, through subsidiaries) or assets, or incur any other Financial Indebtedness, other than as permitted under Clause 11.4.

12.4	Dividends. The Borrower may not make or pay any dividends or distributions or advances to the Corporate Guarantor without the prior written consent of the Agent (such consent not to be unreasonably withheld):

(i) following the occurrence of an Event of Default that is continuing at the time of the making or payment of any such dividend or distribution or advance; or

(ii) where the making or payment of such dividend or distribution or advance would result in the occurrence of an Event of Default,

Provided that if no Event of Default has occurred which is continuing at the time of the making or payment of such dividend or distribution or advance to the Corporate Guarantor, the Borrower may make or pay any dividends or distributions or advances to the Corporate Guarantor without the prior written consent of the Agent and shall notify the Agent in writing of the making or payment of any such dividend or distribution to the Corporate Guarantor.

12.5	Cash Collateral

(a)	The Borrower shall ensure that, from the Drawdown Date and at all times thereafter during the Security Period, there is standing to the credit of the Cash Collateral Account the amount of not less than $250,000 which amount is not subject to any Security Interest (other than pursuant to the Accounts Pledges).

(b)	The Cash Collateral shall be used as security for the Commitment of Vista Bank (Romania) S.A. only.

13	INSURANCE

13.1	General. The Borrower undertakes with each Creditor Party to comply with the following provisions of this Clause 13 at all times during the Security Period (after the Ship has been delivered to it under the MOA), except as the Agent may otherwise permit.

13.2	Maintenance of obligatory insurances. The Borrower shall keep the Ship insured at the expense of the Borrower against:

(a)	fire and usual marine risks (including hull and machinery and excess risks);

(b)	war risks (including terrorism, piracy, war protection and indemnity risks liabilities); and

(c)	protection and indemnity risks (including cover for oil pollution liability risks); and

(d)	any other risks against which the Agent considers, having regard to practices and other circumstances prevailing at the relevant time, it would in the reasonable opinion of the Agent be reasonable for the Borrower to insure and which are specified by the Agent by notice to the Borrower.

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13.3	Terms of obligatory insurances. The Borrower shall effect such insurances:

(a)	in Dollars;

(b)	in the case of fire and usual marine risks and war risks, in an amount on an agreed value basis at least the greater of (i) the Fair Market Value of the Ship and (ii) an amount which is equal to or greater than 120% of the outstanding amount of the Loan;

(c)	in the case of oil pollution liability risks, for an aggregate amount equal to the highest level of cover from time to time available under basic protection and indemnity club entry (with the International Group of P&I Clubs) and the international marine insurance market (currently $1,000,000,000);

(d)	in relation to protection and indemnity risks in respect of the full value and tonnage of the Ship;

(e)	on approved terms; and

(f)	through first class approved insurance brokers and with first class approved insurance companies and/or underwriters and/or war risks associations, and protection and indemnity risks shall be placed with a member of the International Group of P&I Clubs.

13.4	Further protections for the Creditor Parties. In addition to the terms set out in Clause 13.3, the Borrower shall procure that the obligatory insurances shall:

(a)	subject always to paragraph (b), name the Borrower as the sole named assured unless such other person is approved and, if so required by the Agent, has duly executed and delivered a first priority assignment of its interest in the Ship’s Insurances to the Security Trustee in an approved form and has provided such supporting documents and opinions in relation to that assignment as the Agent may require, and every other named assured has undertaken in writing to the Agent (in such form as it requires) that any deductible shall be apportioned between the Borrower and every other named assured in proportion to the gross claims made or paid by each of them and that it shall do all things necessary and provide all documents, evidence and information to enable the Security Trustee to collect or recover any moneys which at any time become payable to the Security Trustee in respect of the obligatory insurances;

(b)	whenever the Agent so requires, name (or be amended to name) the Security Trustee as additional named assured for its rights and interests, warranted no operational interest and with full waiver of rights of subrogation against the Security Trustee;

(c)	name the Security Trustee (to the extent permitted under the relevant insurance policies) as sole loss payee with such directions for payment as the Security Trustee may specify;

(d)	provide that all payments by or on behalf of the insurers under the obligatory insurances to the Security Trustee shall be made without set-off, counterclaim or deductions or condition concerning any other vessels that are not mortgaged to the Lenders;

(e)	provide that such obligatory insurances shall be primary without right of contribution from other insurances which may be carried by the Security Trustee;

(f)	provide that the Security Trustee may make proof of loss if the Borrower fails to do so; and

(g)	provide that if any obligatory insurance is cancelled, or if any substantial change is made in the coverage which adversely affects the interest of the Security Trustee, or if any obligatory insurance is allowed to lapse for non-payment of premium, such cancellation, charge or lapse shall not be effective with respect to the Security Trustee for 14 days (or 7 days in the case of war risks) after receipt by the Security Trustee of prior written notice from the insurers of such cancellation, change or lapse.

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13.5	Renewal of obligatory insurances. The Borrower shall:

(a)	at least 14 days before the expiry of any obligatory insurance:

(i) notify the Security Trustee of the brokers (or other insurers) and any protection and indemnity or war risks association through or with whom the Borrower proposes to renew that insurance and of the proposed terms of renewal; and

(ii) obtain the Security Trustee’s approval to the matters referred to in paragraph (i) above, such approval not to be unreasonably withheld;

(b)	at least 7 days before the expiry of any obligatory insurance, renew the insurance in accordance with the Security Trustee’s approval pursuant to paragraph (a); and

(c)	procure that the approved insurance brokers and/or the war risks and protection and indemnity associations with which such a renewal is effected shall promptly before the expiry of the current insurances notify the Security Trustee in writing of the terms and conditions of the renewal.

13.6	Copies of policies; letters of undertaking. Subject to the proviso in paragraph (g) below, the Borrower shall ensure that all approved insurance brokers provide the Security Trustee with copies (including pro forma copies prior to issue) of all policies relating to the obligatory insurances which they effect or renew and of a letter or letters or undertaking in a form required by the Security Trustee and including undertakings by the approved insurance brokers that:

(a)	they will have endorsed on each policy, immediately upon issue, a loss payable clause and a notice of assignment complying with the provisions of Clause 13.4;

(b)	they will hold such policies, and the benefit of such insurances, to the order of the Security Trustee in accordance with the said loss payable clause;

(c)	they will advise the Security Trustee immediately of any material change to the terms of the obligatory insurances or if they cease to be brokers for the insurances;

(d)	they will notify the Security Trustee, not less than 7 days before the expiry of the obligatory insurances, in the event of their not having received notice of renewal instructions from the Borrower or its agents and, in the event of their receiving instructions to renew, they will promptly notify the Security Trustee of the terms of the instructions;

(e)	they will forward to the Security Trustee promptly, any notices of cancellation that they receive from the underwriters in accordance with the terms of the insurances;

(f)	if the insurances form part of a fleet cover, they will not set off any claims on the Ship against premiums due for other vessels under the fleet cover or against premiums due for other insurances; neither will they cancel the insurance cover of the Ship for reason of non-payment of such premiums; and they will arrange for a separate policy to be issued in respect of the Ship forthwith upon being so requested by the Security Trustee; and

(g)	they will notify the Security Trustee of any claims made under the insurances by the Borrower provided that, if any of the approved insurance brokers are unable to make such undertaking, it is hereby agreed that the Borrower will promptly notify the Security Trustee of any such claims.

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13.7	Copies of certificates of entry. The Borrower shall ensure that, within seven (7) Business Days of the Drawdown Date, any protection and indemnity and/or war risks associations in which the Ship is entered, provides the Security Trustee with:

(a)	a copy of the certificate of entry for the Ship;

(b)	a letter or letters of undertaking in such form as may be required by the Security Trustee; and

(c)	where required to be issued under the terms of insurance/indemnity provided by the Ship’s protection and indemnity association, a copy of each United States of America voyage quarterly declaration (or other similar document or documents) made by the Borrower in relation to the Ship in accordance with the requirements of such protection and indemnity association; and

(d)	a certified copy of each certificate of financial responsibility for pollution by oil or other Environmentally Sensitive Material issued by the relevant certifying authority in relation to the Ship.

13.8	Deposit of original policies. The Borrower shall ensure that all policies relating to obligatory insurances are deposited with the approved insurance brokers through which the insurances are effected or renewed.

13.9	Payment of premiums. The Borrower shall punctually pay all premiums or other sums payable in respect of the obligatory insurances and produce all relevant receipts when so required by the Security Trustee. Should the Borrower fail to pay any premiums or other sums payable in respect of the obligatory insurances, the Agent is hereby authorised to make such payments in the name of and for the account of the Borrower and shall deduct the amount of all such payments from the Earnings Account in priority to any other mandatory payments under this Agreement.

13.10	Guarantees. The Borrower shall ensure that any guarantees required by a protection and indemnity or war risks association are promptly issued and remain in full force and effect.

13.11	Restrictions on employment. The Borrower shall not employ the Ship, nor permit it to be employed, outside the cover provided by any obligatory insurances, without first obtaining the consent of the insurers and providing the Agent with evidence of such consent.

13.12	Compliance with terms of insurances. The Borrower shall do or omit to do (or permit to be done or not to be done) any act or thing which would or might render any obligatory insurance invalid, void, voidable or unenforceable or render any sum payable thereunder repayable in whole or in part; and, in particular:

(a)	the Borrower shall take all necessary action and comply with all requirements which may from time to time be applicable to the obligatory insurances, and (without limiting the obligation contained in Clause 13.7(c) above) ensure that the obligatory insurances are not made subject to any exclusions or qualifications to which the Security Trustee has not given its prior approval without first obtaining the consent of the insurers and providing the Agent with evidence of such consent;

(b)	the Borrower shall not make any changes relating to the classification or classification society or manager or operator of the Ship and approved by the underwriters of the obligatory insurances, without first obtaining the consent of the insurers and providing the Agent with evidence of such consent;

(c)	the Borrower shall make (and promptly supply copies to the Agent of) all quarterly or other voyage declarations which may be required by the protection and indemnity risks association in which the Ship is entered to maintain cover for trading to the United States of America and Exclusive Economic Zone (as defined in the United States Oil Pollution Act 1990 or any other applicable legislation); and

(d)	the Borrower shall not employ the Ship, nor allow it to be employed, otherwise than in conformity with the terms and conditions of the obligatory insurances, without first obtaining the consent of the insurers and complying with any requirements (as to extra premium or otherwise) which the insurers specify.

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13.13	Alteration to terms of insurances. The Borrower shall not make or agree to any alteration to the terms of any obligatory insurance or waive any right relating to any obligatory insurance without the prior written consent of the Agent.

13.14	Settlement of claims. The Borrower shall not, without the prior consent of the Security Trustee (such consent not to be unreasonably withheld or delayed) settle, compromise or abandon any claim under any obligatory insurance for Total Loss or for a Major Casualty, and shall do all things necessary and provide all documents, evidence and information to enable the Security Trustee to collect or recover any moneys which at any time become payable in respect of the obligatory insurances.

13.15	Provision of copies of communications. The Borrower shall, upon the Agent’s request, provide to the Agent copies of all material written communications between the Borrower and the approved insurance brokers and/or associations and/or the insurance companies which relate to the Borrower’s obligations relating to the obligatory insurances.

13.16	Provision of information. In addition, the Borrower shall promptly provide the Agent (or any persons which it may designate) with any information which the Agent (or any such designated person) requests for the purpose of:

(a)	obtaining or preparing any report from an independent marine insurance broker as to the adequacy of the obligatory insurances effected or proposed to be effected; and/or

(b)	effecting, maintaining or renewing any such insurances as are referred to in Clause 13.17 below or dealing with or considering any matters relating to any such insurances,

and the Borrower shall, forthwith upon demand, indemnify the Agent and the Security Trustee in respect of all fees and other expenses incurred by or for the account of the Agent and the Security Trustee in connection with any such report as is referred to in paragraph (a) above.

13.17	Mortgagees’ interest, additional perils. The Agent shall (on behalf of the Lenders) be entitled from time to time to effect, maintain and renew a mortgagee’s interest additional perils pollution insurance and a mortgagee’s interest marine insurance in an amount equal to not less than 120% of the outstanding amount of the Loan and otherwise on such terms, through such insurers and generally in such manner as the Agent may from time to time reasonably require and the Borrower shall fully indemnify the Creditor Parties in respect of all premiums and other expenses which are incurred in connection with or with a view to effecting, maintaining or renewing any such insurance or dealing with, or considering, any matter arising out of any such insurance.

13.18	Review of insurance requirements. The Agent shall be entitled to review the requirements of this Clause 13 from time to time in order to take account of any changes in circumstances after the date of this Agreement which are, in the reasonable opinion of the Agent, significant and capable of affecting the Borrower or the Ship and its or their insurance (including, without limitation, changes in the availability or the cost of insurance coverage or the risks to which the Borrower may be subject), and may appoint insurance consultants in relation to this review at the reasonable cost of the Borrower.

13.19	Modification of insurance requirements. The Agent shall notify the Borrower of any proposed modification under Clause 13.18 to the requirements of this Clause 13 which the Agent considers appropriate in the circumstances, having regard to practices and other circumstances prevailing at the relevant time, and such modification shall take effect within 10 Business Days from the date it is notified in writing to the Borrower as an amendment to this Clause 13 and shall bind the Borrower accordingly.

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13.20	Compliance with mortgagee’s instructions. In the event of the Borrower’s non-compliance with Clause 13.19, the Agent shall be entitled (without prejudice to or limitation of any other rights which it may have or acquire under any Finance Document) to require the Ship to remain at any safe port or to proceed to and remain at any safe port acceptable to the Borrower (subject always to the terms and conditions of any charterparty of the Ship applicable at the time), until the Borrower implements any amendments to the terms of the obligatory insurances required as a result of a notice served under Clause 13.19.

14	SHIP COVENANTS

14.1	General. The Borrower also undertakes with each Creditor Party to comply with the following provisions of this Clause 14 at all times during the Security Period (after the Ship has been delivered to it under the MOA), except as the Agent may otherwise permit.

14.2	Ship’s name and registration. The Borrower shall keep the Ship registered in its name under the Approved Flag; shall not do or allow to be done anything as a result of which such registration might be cancelled or imperilled; and shall not change the name, flag or port of registry of the Ship without the prior written consent of the Agent (such consent not to be unreasonably withheld).

14.3	Repair and classification. The Borrower shall keep the Ship in a good and safe condition and state of repair:

(a)	consistent with first-class ship ownership and management practice;

(b)	so as to maintain the Ship with the highest classification available for vessels of the same age, type and specification as the Ship with a first class classification society being a member of IACS and as may be approved by the Agent, free of any overdue recommendations and conditions affecting the Ship’s class; and

(c)	so as to comply with all laws and regulations applicable to vessels registered at ports in the Approved Flag State or to vessels trading to any jurisdiction to which the Ship may trade from time to time, including but not limited to the ISM Code and the ISPS Code.

14.4	Modification. The Borrower shall not, without the prior written consent of the Agent (such consent not to be unreasonably withheld), make any modification to, or replacement of, the Ship or equipment installed on her which would or might materially alter the structure, type or performance characteristics of the Ship or materially reduce her value.

14.5	Removal of parts. The Borrower shall not, and shall procure that the Approved Managers shall not, remove any material part of the Ship, or any item of equipment installed on, the Ship unless the part or item so removed is forthwith replaced by a suitable part or item which is in the same condition as or better condition than the part or item removed, is free from any Security Interest or any right in favour of any person other than the Security Trustee and becomes on installation on the Ship the property of the Borrower and subject to the security constituted by the Mortgage Provided that (i) the Borrower may install equipment owned by a third party if the equipment can be removed without any risk of damage to the Ship and (ii) should the removal of any part result in the cancellation of any of the Insurances or decrease the insured value of the Ship, the Borrower shall be required to obtain the Agent’s prior written consent to the same.

14.6	Surveys. The Borrower shall at its own cost and expense submit the Ship regularly to all periodical or other surveys which may be required for classification purposes and provide the Agent with copies of all survey reports and all of the Ship’s relevant records if so required by the Agent.

14.7	Inspection. The Borrower shall permit the Security Trustee (by surveyors or other persons appointed by it for that purpose) to board the Ship at all reasonable times to inspect her condition or to satisfy themselves about proposed or executed repairs and shall afford all proper facilities for such inspections, on condition that no interference with the normal operation and day to day management of the Ship will occur. For the avoidance of doubt, (i) the reasonable cost of such inspections shall be borne by the Borrower not more than once per year and (ii) the cost of any further inspections shall be borne by the Lenders, Provided that if an Event of Default has occurred, the cost of all such inspections shall be borne by the Borrower.

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14.8	Prevention of and release from arrest. The Borrower shall promptly discharge:

(a)	all liabilities which give or may give rise to maritime or possessory liens on or claims enforceable against the Ship, the Earnings or the Insurances;

(b)	all taxes, dues and other amounts charged in respect of the Ship, the Earnings or the Insurances; and

(c)	all other outgoings whatsoever in respect of the Ship, the Earnings or the Insurances,

and, forthwith upon receiving notice of the arrest of the Ship, or of her detention in exercise or purported exercise of any lien or claim, the Borrower shall procure her release by providing bail or otherwise as the circumstances may require.

14.9	Compliance with laws etc. The Borrower shall (and will procure that the Approved Managers shall):

(a)	comply, or procure compliance with the ISM Code, the ISPS Code, all Environmental Laws and all other laws or regulations relating to the Ship, its ownership, operation and management or to the business of the Borrower and the Approved Managers (including, without limitation, the obtaining of all relevant certificates of financial responsibility and any other matters required for entering United States territorial waters or calling at any United States Port);

(b)	comply (and procure that each of the related ship owning companies that own vessels under common management with the Ship shall comply) in all respects with all Sanctions, and not call at a port of any part of any area which is subject to Sanctions;

(c)	not employ the Ship nor allow her employment in any manner contrary to any law or regulation in any relevant jurisdiction, including (but not limited to) concluding transactions with any entities or countries subject to Sanctions imposed by any Sanctions Authority or pursuant to the ISM Code and the ISPS Code;

(d)	in the event of hostilities in any part of the world (whether war is declared or not), not cause or permit the Ship to enter or trade to any zone which is declared a war zone by any government or by the Ship’s war risks insurers unless the prior written consent of the Agent has been given and the Borrower has (at its expense) effected any special, additional or modified insurance cover which the insurers may require; and

(e)	adopt and comply with responsible ship recycling policies.

14.10	Provision of information. The Borrower shall promptly provide the Agent with any information which the Agent reasonably requests regarding:

(a)	the Ship, her employment, position and engagements;

(b)	the Earnings and payments and amounts due to the master and crew of the Ship;

(c)	any expenses incurred, or likely to be incurred, in connection with the operation, maintenance or repair of the Ship and any payments made in respect of the Ship;

(d)	any towages and salvages;

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(e)	its compliance, each Approved Managers’ compliance or the compliance of the Ship with the ISM Code and the ISPS Code,

and, upon the Agent’s request, provide copies of any current charter relating to the Ship and of any current charter guarantee, and copies of the ISM Code and ISPS Code documentation and all trading certificates for the Ship (to be in force).

14.11	Notification of certain events. The Borrower shall immediately notify the Agent by letter of:

(a)	any casualty which is or is likely to be or to become a Major Casualty;

(b)	any occurrence as a result of which the Ship has become or is, by the passing of time or otherwise, likely to become a Total Loss;

(c)	any requirement or recommendation made by any insurer or classification society (or any withdrawal of class) or by any competent authority which is not complied with in accordance with its terms;

(d)	any arrest or detention (or any threat of arrest or detention) of the Ship, any exercise or purported exercise of any lien on the Ship or her Earnings or any requisition of the Ship for hire;

(e)	any intended dry-docking of the Ship;

(f)	any Environmental Claim made against the Borrower or in connection with the Ship or any Environmental Incident;

(g)	any claim for breach of the ISM Code or the ISPS Code being made against the Borrower, the Approved Managers or otherwise in connection with the Ship; or

(h)	any other matter, event or incident, actual or threatened, the effect of which will or could lead to the ISM Code or the ISPS Code not being complied with,

and the Borrower shall keep the Agent advised in writing on a regular basis and in such detail as the Agent shall reasonably require of the Borrower’s, each Approved Managers’ or any other person’s response to any of those events or matters.

14.12	Restrictions on chartering, appointment of managers, etc. The Borrower shall not without the prior written consent of the Agent (such consent not to be unreasonably withheld):

(a)	let the Ship on demise charter for any period;

(b)	enter into any time or consecutive voyage charter in respect of the Ship for a fixed term which is equal to or exceeds 12 months;

(c)	enter into any charter in relation to the Ship under which more than 2 months’ hire (or the equivalent) is payable in advance;

(d)	charter the Ship otherwise than on bona fide arm’s length terms at the time when the Ship is fixed;

(e)	appoint a commercial, technical or operational manager of the Ship other than the Approved Commercial Manager and the Approved Technical Manager, or agree to any material alteration to the terms of any Approved Managers’ appointment;

(f)	de-activate or lay up the Ship;

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(g)	put the Ship into the possession of any person for the purpose of work being done upon her in an amount exceeding or likely to exceed the Major Casualty amount unless either (i) that person has first given to the Agent and in terms satisfactory to it a written undertaking not to exercise any lien on the Ship or her Earnings for the cost of such work or otherwise or (ii) the previous consent of the Agent shall have been obtained (which consent shall not be unreasonably withheld);

(h)	change the flag on which the Ship is registered or the classification society with which the Ship is classed; or

(i)	make any changes to the legal ownership of any of the shares in the Ship (or to the 20% ultimate beneficial ownership of the shares in the Ship held by the Permitted Holder).

14.13	Notice of Mortgage. The Borrower shall keep the Mortgage registered against the Ship as a valid first priority mortgage, carry on board the Ship a certified copy of the Mortgage and place and maintain in a conspicuous place in the navigation room and the Master’s cabin of the Ship a framed printed notice stating that the Ship is mortgaged by the Borrower to the Security Trustee.

14.14	Sharing of Earnings. The Borrower shall not enter into any agreement or arrangement for the sharing of any Earnings, other than pursuant to time charters notified to the Agent in writing prior to entering into the same and shall at all times ensure that its rights to the Earnings are not postponed, reduced, released or altered in any way.

14.15	ISPS Code. The Borrower shall comply with the ISPS Code and in particular, without limitation, shall:

(a)	procure that the Ship and the company responsible for the Ship’s compliance with the ISPS Code, comply with the ISPS Code; and

(b)	maintain for the Ship an ISSC; and

(c)	notify the Agent immediately in writing of any actual or threatened withdrawal, suspension, cancellation or modification of the ISSC.

14.16	Charter Assignment.

(a)	Subject always to the provisions of Clause 14.12(a), if the Borrower enters into a bareboat charter in respect of the Ship (in a form and substance acceptable to the Agent) of any duration, the Borrower shall execute in favour of the Security Trustee a Tripartite Assignment together with the bareboat charterer (and shall procure the execution of any Co-Assureds Security), in such form and on such terms as the Agent may require, and shall deliver to the Agent such other documents equivalent to those referred to in paragraphs 3(i), 4 and 5 of Part A of Schedule 3 hereto as the Agent may require.

(b)	Subject always to the provisions of Clause 14.12(b), if the Borrower enters into a Time Charter or contract of affreightment (in a form and substance acceptable to the Agent) in respect of the Ship, which is of twelve (12) months or more in duration (excluding any charterer’s options), the Borrower shall execute in favour of the Security Trustee a Time Charter Assignment of such time charter or contract of affreightment and a notice of assignment (and shall obtain an acknowledgment of the same from the relevant time charterer or counterparty), each in such form and on such terms as the Agent may require, and shall deliver to the Agent such other documents equivalent to those referred to in paragraphs 3(i), 4 and 5 of Part A of Schedule 3 hereof as the Agent may require.

14.17	No freight derivatives. The Borrower shall not, without the prior written consent of the Agent, enter into or agree to enter into any freight derivatives or any other instruments which have the effect of hedging forward exposure to freight derivatives.

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14.18	Sustainable dismantling. If approval has been obtained for the Ship to be sold for scrapping, the Borrower undertakes with the Agent that it will not sign a memorandum of agreement for the sale of the Ship unless it incorporates wording (in a form satisfactory to the Agent) by which the buyer of the Ship undertakes to ensure that a safe, sustainable and socially and environmentally responsible dismantling of the Ship shall take place.

14.19	Sanctions and Ship trading. The Borrower shall procure:

(a)	that the Ship shall not be used by or for the benefit of a Prohibited Party;

(b)	that the Ship shall not be used in trading in any manner contrary to Sanctions (or which could be contrary to Sanctions if Sanctions were binding on each Obligor);

(c)	that the Ship shall not be traded in any manner which would trigger the operation of any Sanctions limitation or exclusion clause (or similar) in the Insurances; and

(d)	that each charterparty in respect of the Ship shall contain, for the benefit of the Borrower, language which gives effect to the provisions of Clause 11.18 as regards Sanctions and of this Clause 14.18 and which permits refusal of employment or voyage orders if compliance would result in a breach of Sanctions (or which could be contrary to Sanctions if Sanctions were binding on any Obligor).

15	SECURITY COVER

15.1	Provision of additional security cover; prepayment of Loan. The Borrower undertakes with the Agent that if the Value to Loan Ratio is below one hundred and twenty per cent. (120%), the Borrower will, within 1 month after the date on which a written notice in respect thereof is served by the Agent to the Borrower, either:

(i) provide, or ensure that a third party provides, additional security which, in the opinion of the Agent, has a net realisable value at least equal to the shortfall and which consists of either (aa) cash pledged to the Security Trustee or the Lenders (as the case may be) or (bb) a Security Interest (including, but not limited to, a first priority mortgage over another vessel), covering such asset or assets and documented in such terms as the Agent may approve or require in its absolute discretion; or

(ii) prepay in accordance with Clause 8 such part (at least) of the Loan as will eliminate the shortfall, to be applied pro rata against the repayment instalments and the balloon payment set out in Clause 8.1.

Provided always that, once the Value to Loan Ratio be restored, without taking into account the additional security provided pursuant to this Clause 15.1, the Security Agent shall, upon receiving notice from the Borrower in this respect, release and discharge (as appropriate), at the cost of the Borrower, such additional security.

15.2	Meaning of additional security. In Clause 15.1 “security” means a Security Interest over an asset or assets (whether securing the Borrower’s liabilities under the Finance Documents or a guarantee in respect of those liabilities), or a guarantee, letter of credit or other security in respect of the Borrower’s liabilities under the Finance Documents.

15.3	Requirement for additional documents. The Borrower shall not be deemed to have complied with Clause 15.1(i) above until the Agent has received in connection with the additional security certified copies of documents of the kinds referred to in paragraphs 2, 3, 4 and 5 of Schedule 3 Part A and such legal opinions in terms acceptable to the Agent from such lawyers as it may select.

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15.4	Valuation of Ship. The testing of the Value to Loan Ratio shall be made by the Agent semi annually and, for this purpose, the Fair Market Value of the Ship shall be obtained:

(a)	in Dollars;

(b)	with or without physical inspection of the Ship (as the Agent may require);

(c)	by two written valuations from two Approved Brokers, one appointed by the Borrower and one appointed by the Agent, and the Ship’s valuation shall be the arithmetic average of the two valuations; provided that if the valuations differ by more than 10%, the Borrower shall obtain a third valuation from a third Approved Broker, and the Ship’s valuation shall be the arithmetic average of all three valuations;

(d)	showing the value of the Ship as at the date of such valuation and being not older than 60 days;

(e)	on the basis of a sale for prompt delivery for cash on normal arm’s length commercial terms as between a willing seller and a willing buyer, free of any existing charter or other contract of employment and free of encumbrances; and

(f)	not more than semi-annually during the Security Period, for the purposes of testing semi-annually the Value to Loan Ratio, commencing with a first testing date on 31 December 2021.

15.5	Value of additional vessel security. The net realisable value of any additional security which is provided under Clause 15.2 and which consists of a Security Interest over a vessel shall be that shown by way of a valuation complying with the requirements of Clause 15.4.

15.6	Valuations binding. Any valuation under Clause 15.4 not older than 60 days shall be binding and conclusive as regards the Borrower and the Creditor Parties, as shall be any valuation which the Agent makes of a security which does not consist of or include a Security Interest over a vessel .

15.7	Provision of information. The Borrower shall promptly provide the Agent and any shipbroker or expert acting under Clause 15.4 or 15.5 with any information which the Agent or the shipbroker or expert may request for the purposes of the valuation; and, if the Borrower fails to provide the information by the date specified in the request, the valuation may be made on any reasonable basis and assumptions which the shipbroker or the Agent (or the expert appointed by it) considers prudent.

15.8	Payment of valuation expenses. Without prejudice to the generality of the Borrower’s obligations under Clauses 20.2, 20.3 and 21.3, the Borrower shall pay the amount of the fees and expenses of any shipbroker or expert instructed by the Agent under this Clause 15 (or reimburse the Agent, as the case may be) and shall pay to the Agent on demand all reasonable legal and other expenses incurred by any Creditor Party in connection with any matter arising out of this Clause (including, for the avoidance of doubt, the cost of all valuations referred to in Clause 15.4(c)).

15.9	Frequency of valuations. The Agent shall be entitled to obtain a valuation of the Ship prior to the drawdown of the Loan (which shall be valid for 60 days after its issuance) and not more than semi-annually during the Security Period for the purposes of testing the Value to Loan Ratio, provided that following the occurrence of an Event of Default the Agent shall be entitled to obtain valuations at any other time during the Security Period (where considered necessary by the Agent), in each case at the cost and expense of the Borrower.

15.10	Application of prepayment. Clause 8 shall apply in relation to any prepayment pursuant to Clause 15.1.

15.11	Notification to Agent. The Borrower shall promptly notify the Agent of any indication that the Value to Loan Ratio in Clause 15.1 may not be met.

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16	PAYMENTS AND CALCULATIONS

16.1	Currency and method of payments. All payments to be made by the Lenders or by the Borrower under a Finance Document shall be made to the Agent or to the Security Trustee, in the case of an amount payable to it:

(i)	by not later than 11.00 a.m. (Bucharest time) on the due date;

(ii)	in same day Dollar funds settled through the New York Clearing House Interbank Payments System (or in such other funds and/or settled in such other manner as the Agent shall specify as being customary at the time for the settlement denominated in Dollars of international transactions of the type contemplated by this Agreement);

(iii)	to such account of the Agent with such bank as the Agent shall have notified the Borrower and the other Creditor Parties or to such other account with such other bank as the Agent may from time to time notify to the Borrower and the other Creditor Parties; and

(iv)	in the case of an amount payable to the Security Trustee, to such account as it shall have notified the Borrower and the other Creditor Parties or to such other account with such other bank as the Security Trustee may from time to time notify to the Borrower and the other Creditor Parties.

16.2	Payment on non-Business Day. If any payment by the Borrower under a Finance Document would otherwise fall due on a day which is not a Business Day, the due date shall be brought forward to the immediately preceding Business Day and interest shall be payable at the rate payable on the original due date.

16.3	Basis for calculation of periodic payments. All interest and commitment fee and any other payments under any Finance Document which are of an annual or periodic nature shall accrue from day to day and shall be calculated on the basis of the actual number of days elapsed and a 360 day year.

16.4	Distribution of payments to Creditor Parties. Subject to Clauses 16.5, 16.6 and 16.7:

(a)	any amount received by the Agent under a Finance Document for distribution or remittance to a Lender or the Security Trustee shall be made available by the Agent to that Lender or, as the case may be, the Security Trustee by payment, with funds having the same value as the funds received, to such account as the Lender or the Security Trustee may have notified to the Agent not less than 5 Business Days previously; and

(b)	amounts to be applied in satisfying amounts of a particular category which are due to the Lenders generally shall be distributed by the Agent to each Lender pro rata to the amount in that category which is due to it.

(d)	The Borrower and the Creditor Parties agree that, notwithstanding the provisions of this Clause 16.4, the Borrower may (upon the instructions and with the authority of the Agent) make payments directly to the Lenders, in pro tanto satisfaction of amounts due to them under this Agreement.

16.5	Permitted deductions by Agent. Notwithstanding any other provision of this Agreement or any other Finance Document, the Agent may, before making an amount available to a Lender, deduct and withhold from that amount any sum which is then due and payable to the Agent from that Lender under any Finance Document or any sum which the Agent is then entitled under any Finance Document to require that Lender to pay on demand.

16.6	Agent only obliged to pay when monies received. Notwithstanding any other provision of this Agreement or any other Finance Document, the Agent shall not be obliged to make available to the Borrower or any Lender any sum which the Agent is expecting to receive for remittance or distribution to the Borrower or that Lender until the Agent has satisfied itself that it has received that sum.

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16.7	Refund to Agent of monies not received. If and to the extent that the Agent makes available a sum to the Borrower or a Lender, without first having received that sum, the Borrower or (as the case may be) the Lender concerned shall, on demand:

(a)	refund the sum in full to the Agent; and

(b)	pay to the Agent the amount (as certified by the Agent) which will indemnify the Agent against any funding or other loss, liability or expense incurred by the Agent as a result of making the sum available before receiving it.

16.8	Agent may assume receipt. Clause 16.7 shall not affect any claim which the Agent has under the law of restitution, and applies irrespective of whether the Agent had any form of notice that it had not received the sum which it made available.

16.9	Creditor Party accounts. Each Creditor Party shall maintain accounts showing the amounts owing to it by the Borrower and each Security Party under the Finance Documents and all payments in respect of those amounts made by the Borrower and any Security Party.

16.10	Agent’s memorandum account. The Agent shall maintain a memorandum account showing the amounts advanced by the Lenders and all other sums owing to the Agent, the Security Trustee and each Lender from the Borrower and each Security Party under the Finance Documents and all payments in respect of those amounts made by the Borrower and any Security Party.

16.11	Accounts prima facie evidence. If any accounts maintained under Clauses 16.9 and 16.10 show an amount to be owing by the Borrower or a Security Party to a Creditor Party, those accounts shall be prima facie evidence that that amount is owing to that Creditor Party.

17	APPLICATION OF RECEIPTS

17.1	Normal order of application. Except as any Finance Document may otherwise provide, any sums which are received or recovered by any Creditor Party under or by virtue of any Finance Document shall be applied:-

(a)	FIRST: in or towards satisfaction of any amounts then due and payable under the Finance Documents in the following order and proportions:

(i) first, in or towards satisfaction pro rata of any and all amounts of interest or default interest payable to the Creditor Parties under the Finance Documents;

(ii) secondly, in or towards satisfaction of the Loan; and

(iii) thirdly, in or towards satisfaction pro rata of all amounts then due and payable to the Creditor Parties under the Finance Documents other than those amounts referred to at (i) and (ii) (including, but without limitation, all amounts payable by the Borrower under Clauses 20, 21 and 22 of this Agreement or by the Borrower or any Security Party under any corresponding or similar provision in any other Finance Document);

(b)	SECONDLY: in retention of an amount equal to any amount not then due and payable under any Finance Document but which the Agent, by notice to the Borrower, the Security Parties and the other Creditor Parties, states in its reasonable opinion will or may become due and payable in the future and, upon those amounts becoming due and payable, in or towards satisfaction of them in accordance with the provisions of Clause 17.1(a); and

(c)	THIRDLY: any surplus shall be paid to the Borrower, provided that no Event of Default shall have occurred.

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17.2	Variation of order of application. The Agent may provide for a different manner of application from that set out in Clause 17.1 either as regards a specified sum or sums or as regards sums in a specified category or categories.

17.3	Appropriation rights overriden. This Clause 17 shall override any right of appropriation possessed, and any appropriation made, by the Borrower or any Security Party.

18	APPLICATION OF EARNINGS

18.1	Payment and application of Earnings. The Borrower undertakes with each Creditor Party to ensure that, after delivery of the Ship under the MOA and thereafter throughout the Security Period (and subject only to the provisions of the General Assignment), all the Earnings of the Ship are paid to the Earnings Account and shall be applied as follows:

(a)	first, towards payment of the next instalment of principal and the next instalment of interest due and payable to the Lenders in accordance with the provisions of Clause 18.2;

(b)	secondly, towards payment of all sums other than principal and interest due and payable to the Lenders under this Agreement and the other Finance Documents at each relevant time; and

(c)	thirdly, any credit balance shall (subject always to the other provisions of this Clause 18) be freely available to the Borrower for use in or towards making payment of all fees due to the Approved Managers and for meeting the costs and expenses from time to time incurred by or on behalf of the Borrower in connection with the operation and maintenance of the Ship and for general corporate purposes of the Borrower as well as for any other purpose not inconsistent with the Borrower’s obligations under this Agreement.

18.2	Monthly retentions. The Borrower undertakes with each Creditor Party to ensure that, in each calendar month of the Security Period commencing one month after the Drawdown Date of the Loan, on such dates as the Agent may from time to time specify, there is transferred to the Retention Account out of the Earnings received in the Earnings Account during the preceding calendar month:

(a)	one-third of the amount of each repayment instalment falling due under Clause 8 on the next Repayment Date; and

(b)	the relevant fraction of the aggregate amount of interest on the Loan which is payable on the next due date for payment of interest under this Agreement,

and if the Borrower fails to effect the transfer of any of the above amounts to the Retention Account on the required date, the Borrower hereby irrevocably and unconditionally authorises the Agent and the Account Bank (commencing from the date of execution of this Agreement and until the payment in full of all sums owed to the Lenders under this Agreement) to effect such transfer as aforesaid from the Earnings Account (or from any other account held with the Account Bank in the name of the Borrower) on the first Business Day after the date on which such obligation arose pursuant to this Clause 18.2.

The “relevant fraction” is a fraction of which the numerator is 1 and the denominator the number of months comprised in the then current Interest Period (or, if the period is shorter, the number of months from the later of the commencement of the current Interest Period or the last due date for payment of interest to the next due date for payment of interest under this Agreement).

18.3	Shortfall in Earnings. If the aggregate Earnings received in the Earnings Account are insufficient in any month for the required amount to be transferred to the Retention Account under Clause 18.2, the Borrower shall make up the amount of the insufficiency on demand from the Agent; but, the Agent may, permit the Borrower to make up all or part of the insufficiency by increasing the amount of any transfer under Clause 18.2 from the Earnings received in the next or subsequent months.

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18.4	Application of retentions. Until an Event of Default occurs that is continuing, the Agent shall on each Repayment Date and on each due date for the payment of interest under this Agreement, distribute to the Lenders in accordance with Clause 16.4 so much of the balance on the Retention Account as equals:

(a)	the repayment instalment due on that Repayment Date; or

(b)	the amount of interest payable on that interest payment date;

in discharge of the Borrower’s liability for that repayment instalment or that interest.

18.5	Interest accrued on Cash Collateral Account and Retention Account. Any credit balance on the Cash Collateral Account and the Retention Account shall bear interest at the rate offered by the Account Bank to its customers for Dollar current account deposits. Interest accruing under this Clause 18.5 shall be credited to the Earnings Account, unless an Event of Default has occurred and is continuing.

18.6	Location of accounts. The Borrower shall promptly:

(a)	comply with any requirement of the Agent or the Account Bank as to the location or re-location of the Cash Collateral Account, the Earnings Account and the Retention Account (or any of them);

(b)	execute any documents which the Agent or the Account Bank specifies to create or maintain in favour of the Lenders or the Security Trustee (as the case may be) Security Interest over (and/or rights of set-off, consolidation or other rights in relation to) the Cash Collateral Account, the Earnings Account and the Retention Account (or any of them).

18.7	Debits for principal, interest, expenses etc. The Agent shall be entitled (but not obliged) from time to time to debit the Earnings Account without prior notice in order to discharge any amount due and payable under Clause 18.2 or Clauses 20 or 21 to a Creditor Party or payment of which a Creditor Party has become entitled to demand under Clauses 20 or 21.

18.8	Borrower’s obligations unaffected. The provisions of this Clause 18 do not affect:

(a)	the liability of the Borrower to make payments of principal and interest on the due dates; or

(b)	any other liability or obligation of the Borrower or any Security Party under any Finance Document.

1.1	Loan accounts. The Agent, the Lenders and the Account Bank are authorised to open and maintain as many Loan and/or contingent and/or suspense and/or intermediary accounts as necessary for the purpose of facilitating the accounting monitoring of the Loan in their books. In this respect, the Agent, the Lenders and the Account Bank are authorised to merge and/or divide and/or transfer the balances of any such accounts to other such accounts. In any litigation proceedings arising out of or in connection with a security document, the entries made in the accounts maintained by the Agent, the Lenders and the Account Bank in accordance with their usual practice shall be conclusive evidence of the matters to which they relate.

19	EVENTS OF DEFAULT

19.1	Events of Default. An Event of Default occurs if:

(a)	the Borrower or any Security Party fails to pay when due or (if so payable) on demand any sum payable under a Finance Document or under any document relating to a Finance Document (and for this purpose, sums payable on demand shall be treated as having been paid at the stipulated time if paid within five (5) Business Days of demand); or

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(b)	any breach occurs of Clauses 9.2, 10.18, 10.19, 11.2, 11.3, 11.16, 11.18, 11.19, 11.20, 12.2, 12.3, 12.4, 12.5, 13, 14.2, 14.12, 14.16, 14.19 or 15.1; or

(c)	any breach by the Borrower or any Security Party occurs of any provision of a Finance Document (other than a breach covered by paragraphs (a) or (b)) if, in the reasonable opinion of the Agent, such default is capable of remedy, and such default continues unremedied 5 Business Days after written notice from the Agent requesting action to remedy the same; or

(d)	(subject to any applicable grace period specified in the Finance Document) any breach by the Borrower or any Security Party occurs of any provision of a Finance Document (other than a breach falling within paragraphs (a), (b) or (c) above); or

(e)	any representation, warranty or statement made or repeated by, or by an officer of, the Borrower or a Security Party in a Finance Document or in a Drawdown Notice or any other notice or document relating to a Finance Document is materially untrue or misleading when it is made; or

(f)	any of the following occurs in relation to any Financial Indebtedness of a Relevant Person:

	(i)	any Financial Indebtedness of a Relevant Person is not paid when due or, if so payable, on demand; or

	(ii)	any Financial Indebtedness of a Relevant Person is declared due and payable prior to its stated maturity date as a consequence of any event of default; or

	(iii)	a lease, hire purchase agreement or charter creating any Financial Indebtedness of a Relevant Person is terminated by the lessor or owner as a consequence of any termination event; or

	(iv)	any overdraft, loan, note issuance, acceptance credit, letter of credit, guarantee, foreign exchange or other facility, or any swap or other derivative contract or transaction, relating to any Financial Indebtedness of a Relevant Person ceases to be available or is terminated as a result of any event of default or cash cover is required (but not provided) in respect of such a facility as a result of any event of default; or

	(v)	any Security Interest securing any Financial Indebtedness of a Relevant Person becomes enforceable;

and for the purposes of this Clause 19.1(f), the term “Financial Indebtedness” shall mean, in respect of the Borrower, an amount in excess of two hundred and fifty thousand Dollars ($250,000) and, in respect of the Corporate Guarantor, an amount in excess of one million Dollars ($1,000,000); or

(g)	any of the following occurs in relation to a Relevant Person:

	(i)	the Relevant Person becomes unable to pay its debts as they fall due; or

	(ii)	any assets of the Relevant Person are subject to any form of execution, attachment, arrest, sequestration or distress in respect of a sum of, or sums aggregating, in respect of the Borrower, to an amount in excess of two hundred and fifty thousand Dollars ($250,000) and, in respect of the Corporate Guarantor, to an amount in excess of one million Dollars ($1,000,000) or the equivalent in another currency unless such execution, attachment, arrest, sequestration or distress is withdrawn within forty five (45) days of the occurrence thereof; or

	(iii)	any administrative or other receiver is appointed over the assets of a Relevant Person or a substantial part thereof; or

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(iv)	an administrator is appointed (whether by the court or otherwise) in respect of a Relevant Person; or

(v)	any formal declaration of bankruptcy or any formal statement to the effect that a Relevant Person is insolvent or is to become insolvent is made by a Relevant Person or by the directors of a Relevant Person or, in any proceedings, by a lawyer acting for a Relevant Person, or by a bona-fide creditor of a Relevant Person; or

(vi)	a provisional liquidator is appointed in respect of a Relevant Person, a winding up order is made in relation to a Relevant Person or a winding up resolution is passed by a Relevant Person; or

(vii)	a resolution is passed, an administration notice is given or filed, an application or petition to a court is made or presented or any other step is taken by (aa) a Relevant Person, (bb) the members or directors of a Relevant Person, (cc) a holder of Security Interests which together relate to all or substantially all of the assets of a Relevant Person, or (dd) a government minister or public or regulatory authority of a Pertinent Jurisdiction for or with a view to the winding up of that or another Relevant Person, or the appointment of a provisional liquidator or administrator in respect of that or another Relevant Person, or that another Relevant Person ceasing or suspending business operations or payments to creditors, save that this paragraph does not apply to a fully solvent winding up of a Relevant Person other than the Borrower or the Corporate Guarantor which is, or is to be, effected for the purposes of an amalgamation or reconstruction previously approved by the Agent and effected not later than 3 months after the commencement of the winding up; or

(viii)	an administration notice is given or filed, a bona fide application or petition to a court is made or presented or any other step is taken by a creditor of a Relevant Person (other than a holder of Security Interests which together relate to a substantial part of the assets of a Relevant Person) for the winding up of a Relevant Person or the appointment of a provisional liquidator or administrator in respect of a Relevant Person in any Pertinent Jurisdiction, unless the proposed winding up, appointment of a provisional liquidator or administration is being contested in good faith, on substantial grounds and not with a view to some other insolvency law procedure being implemented instead and either (aa) the application or petition is dismissed or withdrawn within 30 Business Days of being made or presented, or (bb) within 45 days of the administration notice being given or filed, or the other relevant steps being taken, other action is taken which will ensure that there will be no administration and (in both cases (aa) or (bb)) the Relevant Person will continue to carry on business in the ordinary way and without being the subject of any actual, interim or pending insolvency law procedure; or

(ix)	a Relevant Person or its directors take any steps (whether by making or presenting an application or petition to a court, or submitting or presenting a document setting out a proposal or proposed terms, or otherwise) with a view to obtaining, in relation to that or another Relevant Person, any form of moratorium, suspension or deferral of payments, reorganisation of debt (or certain debt) or arrangement with all or a substantial proportion (by number or value) of creditors or of any class of them or any such moratorium, suspension or deferral of payments, reorganisation or arrangement is effected by court order, by the filing of documents with a court, by means of a contract or in any other way at all; or

(x)	any meeting of the members or directors, or of any committee of the board or senior management, of a Relevant Person is held or summoned for the purpose of considering a resolution or proposal to authorise or take any action of a type described in paragraphs (iv) to (ix) or a step preparatory to such action, or (with or without such a meeting) the members, directors or such a committee resolve or agree that such an action or step be taken or should be taken if certain conditions materialise or fail to materialise; or

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(xi) in a country other than England, any event occurs, any proceedings are opened or commenced or any step is taken which, in the opinion of the Agent, is similar to any of the foregoing; or

(h)	the Borrower or any Security Party ceases or suspends carrying on its business or a part of its business which, in the reasonable opinion of the Agent, is material in the context of this Agreement; or

(i)	it becomes unlawful in any Pertinent Jurisdiction or impossible:

(i) for the Borrower or any Security Party to discharge any liability under a Finance Document or to comply with any other obligation which the Agent considers material under a Finance Document; or

(ii) for the Agent, the Security Trustee, the Account Bank or the Lenders to exercise or enforce any right under, or to enforce any Security Interest created by, a Finance Document; or

(j)	any consent necessary to enable the Borrower to own, operate or charter the Ship or to enable the Borrower or any Security Party to comply with any provision of a Finance Document which the Agent reasonably considers material is not granted, expires without being renewed, is revoked or becomes liable to revocation or any condition of such a consent is not fulfilled; or

(k)	any provision of a Finance Document which the Agent reasonably considers material proves to have been or becomes invalid or unenforceable, or a Security Interest created by a Finance Document proves to have been or becomes invalid or unenforceable or such a Security Interest proves to have ranked after, or loses its priority to, another Security Interest or any other third party claim or interest; or

(l)	the security constituted by a Finance Document is in any way imperilled or in jeopardy; or

(m)	a Material Adverse Change occurs in the financial position of the Borrower or the Corporate Guarantor, which materially impairs their ability (or either of them) to perform their respective obligations under the Finance Documents.

19.2	Actions following an Event of Default. On, or at any time after, the occurrence of an Event of Default:

(a)	the Agent may, and if so instructed by the Lenders, the Agent shall:

(i) serve on the Borrower a notice stating that all or part of the Commitments and of the other obligations of each Lender to the Borrower under this Agreement are cancelled; and/or

(ii) serve on the Borrower a notice stating that all or part of the Loan, together with accrued interest and all other amounts accrued or owing under this Agreement are immediately due and payable or are due and payable on demand; and/or

(iii) serve on the Borrower a notice declaring that an Event of Default has occurred and reserving all rights of the Creditor Parties under this Agreement and all the Finance Documents; and/or

(iv) take any other action which, as a result of the Event of Default or any notice served under paragraph (i) or (ii), the Agent and/or the Lenders are entitled to take under any Finance Document or any applicable law; and/or

(b)	the Security Trustee may, and if so instructed by the Agent (acting with the authorisation of the Lenders) the Security Trustee shall take any action which, as a result of the Event of Default or any notice served under paragraph (a) (i) or (ii), the Security Trustee, the Agent and/or the Lenders are entitled to take under any Finance Document or any applicable law.

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19.3	Termination of Commitments. On the service of a notice under paragraph (a)(i) of Clause 19.2, the Commitments and all other obligations of each Lender to the Borrower under this Agreement shall be cancelled.

19.4	Acceleration of Loan. On the service of a notice under paragraph (a)(ii) of Clause 19.2, the Loan, all accrued interest and all other amounts accrued or owing from the Borrower or any Security Party under this Agreement and every other Finance Document shall become immediately due and payable or, as the case may be, payable on demand.

19.5	Multiple notices; action without notice. The Agent may serve notices under paragraphs (a) (i) and (ii) of Clause 19.2 simultaneously or on different dates and it and/or the Security Trustee may take any action referred to in that Clause if no such notice is served or simultaneously with or at any time after the service of both or either of such notices.

19.6	Notification of Creditor Parties and Security Parties. The Agent shall send to each Lender, the Security Trustee and each Security Party a copy or the text of any notice which the Agent serves on the Borrower under Clause 19.2; but the notice shall become effective when it is served on the Borrower, and no failure or delay by the Agent to send a copy or the text of the notice to any other person shall invalidate the notice or provide the Borrower or any Security Party with any form of claim or defence.

19.7	Creditor Parties’ rights unimpaired. Nothing in this Clause shall be taken to impair or restrict the exercise of any right given to individual Lenders under a Finance Document or the general law; and, in particular, this Clause is without prejudice to Clause 3.1.

19.8	Exclusion of Creditor Party liability. No Creditor Party, and no receiver or manager appointed by the Security Trustee, shall have any liability to the Borrower or a Security Party:

(a)	for any loss caused by an exercise of rights under, or enforcement of a Security Interest created by, a Finance Document or by any failure or delay to exercise such a right or to enforce such a Security Interest; or

(b)	as mortgagee in possession or otherwise, for any income or principal amount which might have been produced by or realised from any asset comprised in such a Security Interest or for any reduction (however caused) in the value of such an asset;

except that this does not exempt a Creditor Party or a receiver or manager from liability for losses shown to have been caused by the gross negligence or the wilful misconduct of such Creditor Party’s own officers and employees or (as the case may be) such receiver’s or manager’s own partners or employees.

19.9	Relevant Persons. In this Clause 19, a “Relevant Person” means the Borrower and the Corporate Guarantor.

19.10	Interpretation. In Clause 19.1(f) references to an event of default or a termination event include any event, howsoever described, which is similar to an event of default in a facility agreement or a termination event in a finance lease; and in Clause 19.1(g) “petition” includes an application.

20	FEES AND EXPENSES

20.1	Fees. The Borrower shall pay to the Agent:

(a)	a non-refundable arrangement fee in an amount of $100,000, payable upon the date of signing of this Agreement, for allocation by the Agent between the Lenders as follows:

(i) $100,000 payable to Vista Bank (Romania) S.A.;

(ii) $0.00 payable to Vista Leasing IFN (Romania) S.A.;

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(b)	every two (2) months in arrears during the period from (and including) May 21, 2021 (being the date on which the Borrower and the Corporate Guarantor accepted the Arranger’s commitment letter in respect of the Loan) to the earlier of (i) the Drawdown Date, (ii) the last day of the Availability Period and (iii) the date of the Borrower’s written notification to the Agent that it does not intend to make use of the facility, and on the last day of that period, for the account of the Lenders, a commitment fee at the rate of zero point fifty per cent (0.50%) per annum on the amount of the Total Commitments, for distribution to the Lenders pro rata to their Commitments;

(c)	a one-off agency fee in an amount $102,500 payable upon the Drawdown Date, for the account of the Agent; and

(d)	if the Loan is refinanced by another bank or financial institution within one (1) year from the anniversary of the Drawdown Date, a prepayment fee of one per cent (1%) of the amount of the Loan prepaid.

20.2	Costs of negotiation, preparation etc. The Borrower shall pay to the Agent on its demand the amount of all expenses and payments of any kind (including, but not limited to, the reasonable fees of an independent insurance consultant and all legal fees and VAT (if applicable)) incurred by the Agent or any Creditor Party in connection with the negotiation, preparation, execution or registration of any Finance Document or any related document or with any transaction contemplated by a Finance Document or a related document (including, but not limited to, fees of shipbrokers, surveyors, insurance advisers, consultants or other advisers).

20.3	Costs of variations, amendments, enforcement etc. Subject always to the provisions of Clause 26, the Borrower shall pay to the Agent, on the Agent’s demand, for the account of the Creditor Party concerned, the amount of all expenses incurred by a Creditor Party in connection with:

(a)	any amendment or supplement to a Finance Document;

(b)	any consent or waiver by the Lenders or the Creditor Party concerned under or in connection with a Finance Document or any request for such a consent or waiver;

(c)	the valuation of any security provided or offered under Clause 15 or any other matter relating to such security, including but not limited to maintaining or renewing such security;

(d)	any public taxes for any security with any relevant authority;

(e)	where the Agent considers (in its reasonable opinion) that there has been a material change to the Insurances of the Ship, the review of the Insurances pursuant to Clause 13.18;

(f)	any insurances taken out or arranged by the Agent or the Security Trustee or other Creditor Party following the occurrence of an Event of Default in relation to port risks, new liability insurance or any other type of insurance; and

(g)	any step taken by the Creditor Party concerned with a view to the protection, exercise or enforcement of any right or Security Interest created by a Finance Document or for any similar purpose.

There shall be recoverable under paragraph (g) the full amount of all legal expenses, whether or not such as would be allowed under rules of court or any taxation or other procedure carried out under such rules.

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20.4	Documentary taxes. The Borrower shall promptly pay any tax payable on or by reference to any Finance Document, and shall, on the Agent’s demand, fully indemnify each Creditor Party against any claims, expenses, liabilities and losses resulting from any failure or delay by the Borrower to pay such a tax.

20.5	Certification of amounts. A notice which is signed by two officers of a Creditor Party, which states that a specified amount, or aggregate amount, is due to that Creditor Party under this Clause 20 and which indicates (without necessarily specifying a detailed breakdown) the matters in respect of which the amount, or aggregate amount, is due shall, save for manifest error, be prima facie evidence that the amount, or aggregate amount, is due. The Agent shall provide the Borrower with all required documentation evidencing such due amount or aggregate amount (including valuations obtained pursuant to Clause 15, unless otherwise prohibited by the terms of those valuations).

21	INDEMNITIES

21.1	Indemnities regarding borrowing and repayment of Loan. The Borrower shall fully indemnify the Agent and each Lender on the Agent’s demand and the Security Trustee on its demand in respect of all claims, expenses, liabilities and losses which are incurred by that Creditor Party, or which that Creditor Party reasonably and with due diligence estimates that it will incur, as a result of or in connection with:

(a)	the Loan not being borrowed on the date specified in the Drawdown Notice for any reason other than a default by the Lender claiming the indemnity;

(b)	the receipt or recovery of all or any part of the Loan or an overdue sum otherwise than on the last day of an Interest Period or other relevant period;

(c)	any failure (for whatever reason) by the Borrower to make payment of any amount due under a Finance Document on the due date or, if so payable, on demand (after giving credit for any default interest paid by the Borrower on the amount concerned under Clause 7);

(d)	the occurrence and/or continuance of an Event of Default or a Potential Event of Default and/or the acceleration of repayment of the Loan under Clause 19;

and in respect of any tax (other than tax on its overall net income or which relates to a FATCA Deduction) for which a Creditor Party is liable in connection with any amount paid or payable to that Creditor Party (whether for its own account or otherwise) under any Finance Document.

21.2	Breakage costs. Without limiting its generality, Clause 21.1 covers any claim, expense, liability or loss incurred by a Lender:

(a)	in liquidating or employing deposits from third parties acquired or arranged to fund or maintain all or any part of its Contribution and/or any overdue amount (or an aggregate amount which includes its Contribution or any overdue amount); and

(b)	in terminating, or otherwise in connection with, any interest and/or currency swap or any other transaction entered into (whether with another legal entity or with another office or department of the Lender concerned) to hedge any exposure arising under this Agreement or that part which the Lender concerned determines is fairly attributable to this Agreement of the amount of the liabilities, expenses or losses (including losses of prospective profits) incurred by it in terminating, or otherwise in connection with, a number of transactions of which this Agreement is one.

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21.3	Miscellaneous indemnities. The Borrower shall fully indemnify each Creditor Party severally on their respective demands in respect of all claims, demands, proceedings, liabilities, taxes, losses and expenses of every kind (“liability items”) which may be made or brought against, or incurred by, a Creditor Party, in any country, in relation to:

(a)	any action taken, or omitted or neglected to be taken, under or in connection with any Finance Document by the Agent, the Security Trustee or any other Creditor Party or by any receiver appointed under a Finance Document;

(b)	any breach of Sanctions;

(c)	any other Pertinent Matter;

other than liability items which are shown to have been directly and mainly caused by the gross negligence or the wilful misconduct of the officers or employees of the Creditor Party concerned.

Without prejudice to its generality, this Clause 21.3 covers any claims, expenses, liabilities and losses which arise, or are asserted, under or in connection with any law relating to safety at sea, the ISM Code, the ISPS Code or any Environmental Law.

21.4	Currency indemnity. If any sum due from the Borrower or any Security Party to a Creditor Party under a Finance Document or under any order or judgment relating to a Finance Document has to be converted from the currency in which the Finance Document provided for the sum to be paid (the “Contractual Currency”) into another currency (the “Payment Currency”) for the purpose of:

(a)	making or lodging any claim or proof against the Borrower or any Security Party, whether in its liquidation, any arrangement involving it or otherwise; or

(b)	obtaining an order or judgment from any court or other tribunal; or

(c)	enforcing any such order or judgment;

the Borrower shall indemnify the Creditor Party concerned against the loss arising when the amount of the payment actually received by that Creditor Party is converted at the available rate of exchange into the Contractual Currency.

In this Clause 21.4, the “available rate of exchange” means the rate at which the Creditor Party concerned is able at the opening of business (Bucharest time) on the Business Day after it receives the sum concerned to purchase the Contractual Currency with the Payment Currency.

This Clause 21.4 creates a separate liability of the Borrower which is distinct from its other liabilities under the Finance Documents and which shall not be merged in any judgment or order relating to those other liabilities.

21.5	Certification of amounts. A notice which is signed by 2 officers of a Creditor Party, which states that a specified amount, or aggregate amount, is due to that Creditor Party under this Clause 21 and which indicates the matters in respect of which the amount, or aggregate amount, is due shall be prima facie evidence that the amount, or aggregate amount, is due.

21.6	Sums deemed due to a Lender. For the purposes of this Clause 21, a sum payable by the Borrower to the Agent or the Security Trustee for distribution to a Lender shall be treated as a sum due to that Lender.

21.7	Mandatory Costs. The Borrower shall, on demand by the Agent, pay to the Agent for the account of the relevant Lender, such amount which any Lender certifies in a notice to the Agent to be its good faith determination of the amount necessary to compensate it for complying with:

(a)	in the case of a Lender lending from a lending office in a Participating Member State, the minimum reserve requirements (or other requirements having the same or similar purpose) of the European Central Bank (or any other authority or agency which replaces all or any of its functions) in respect of loans made from that lending office; and

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(b)	in the case of any Lender lending from a lending office in the United Kingdom, any reserve asset, special deposit or liquidity requirements (or other requirements having the same or similar purpose) of the Bank of England (or any other governmental authority or agency) and/or paying any fees to the Financial Conduct Authority and/or the Prudential Regulation Authority (or any other governmental authority or agency which replaces all or any of their functions), which, in each case, is referable to that Lender’s participation in the Loan.

22	NO SET-OFF OR TAX DEDUCTION

22.1	No deductions. All amounts due from the Borrower under a Finance Document shall be paid:

(a)	without any form of set-off, cross-claim or condition; and

(b)	free and clear of any tax deduction except a tax deduction which the Borrower is required by law to make.

22.2	Grossing-up for taxes. If the Borrower is required by law to make a tax deduction from any payment:

(a)	the Borrower shall notify the Agent as soon as it becomes aware of the requirement;

(b)	the Borrower shall pay the tax deducted to the appropriate taxation authority promptly, and in any event before any fine or penalty arises;

(c)	the amount due in respect of the payment shall be increased by the amount necessary to ensure that each Creditor Party receives and retains (free from any liability relating to the tax deduction) a net amount which, after the tax deduction, is equal to the full amount which it would otherwise have received.

22.3	Evidence of payment of taxes. Within 1 month after making any tax deduction, the Borrower shall deliver to the Agent documentary evidence satisfactory to the Agent that the tax had been paid to the appropriate taxation authority.

22.4	Exclusion of tax on overall net income. In this Clause 22 “tax deduction” means any deduction or withholding for or on account of any present or future tax except tax on a Creditor Party’s overall net income.

22.5	FATCA Information.

(a)	Subject to paragraph (c) below, each Party shall, within ten (10) Business Days of a reasonable request by another Party:

(i) confirm to that other Party whether it is a FATCA Exempt Party or is not a FATCA Exempt Party; and

(ii) supply to that other Party such forms, documentation and other information relating to its status under FATCA (including its applicable “passthru payment percentage” or other information required under the US Treasury regulations or other official guidance including intergovernmental agreements) as that other Party reasonably requests for the purposes of that other Party’s compliance with FATCA.

(b)	If a Party confirms to another Party pursuant to paragraph (a)(i) above that it is a FATCA Exempt Party and it subsequently becomes aware that it is not, or has ceased to be a FATCA Exempt Party, that Party shall notify that other Party reasonably promptly.

(c)	Paragraph (a) above shall not oblige any Creditor Party to do anything which would or might in its reasonable opinion constitute a breach of any law or regulation, any policy of that party, any fiduciary duty or any duty of confidentiality, or to disclose any confidential information (including, without limitation, its tax returns and calculations); provided, however, that information required (or equivalent to the information so required) by United States Internal Revenue Service Forms W-8 or W-9 (or any successor forms) shall not be treated as confidential information of such party for purposes of this paragraph (c).

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(d)	If a Party fails to confirm its status or to supply forms, documentation or other information requested in accordance with paragraph (a) above (including, for the avoidance of doubt, where paragraph (c) above applies), then:

(i)	if that Party failed to confirm whether it is (and/or remains) a FATCA Exempt Party then such Party shall be treated for the purposes of the Finance Documents as if it is not a FATCA Exempt Party; and

(ii)	if that Party failed to confirm its applicable “passthru payment percentage” then such Party shall be treated for the purposes of the Finance Documents (and payments made thereunder) as if its applicable “passthru payment percentage” is 100%, until (in each case) such time as the Party in question provides the requested confirmation, forms, documentation or other information.

22.6	FATCA Deduction

(a)	Each Party may make any FATCA Deduction it is required by FATCA to make, and any payment required in connection with that FATCA Deduction, and no Party shall be required to increase any payment in respect of which it makes such a FATCA Deduction or otherwise compensate the recipient of the payment for that FATCA Deduction.

(b)	Each Party shall promptly upon becoming aware that it must make a FATCA Deduction (or that there is any change in the rate or the basis of such a FATCA Deduction) notify the Party to whom it is making the payment and, in addition, shall notify the Borrower and the Agent, and the Agent shall notify the other Creditor Parties.

22.7	Contractual recognition of Bail-In

Notwithstanding any other term of any Finance Document or any other agreement, arrangement or understanding between the Parties, each Party acknowledges and accepts that any liability of any Party to any other Party under or in connection with the Finance Documents may be subject to Bail-In Action by the relevant Resolution Authority and acknowledges and accepts to be bound by the effect of:

(a)	any Bail-In Action in relation to any such liability, including (without limitation):

(i)	a reduction, in full or in part, in the principal amount, or outstanding amount due (including any accrued but unpaid interest) in respect of any such liability;

(ii)	a conversion of all, or part of, any such liability into shares or other instruments of ownership that may be issued to, or conferred on, it; and

(iii)	a cancellation of any such liability; and

(b)	a variation of any term of any Finance Document to the extent necessary to give effect to any Bail-In Action in relation to any such liability.

23	ILLEGALITY, ETC

23.1	Illegality. This Clause 23 applies if a Lender (the “Notifying Lender”) notifies the Agent that it has become, or will with effect from a specified date, become:

(a)	unlawful or prohibited (including, without limitation, due to a breach of Clauses 11.19 or 11.20) as a result of the introduction of a new law, an amendment to an existing law or a change in the manner in which an existing law is or will be interpreted or applied; or

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(b)	contrary to, or inconsistent with, any regulation,

for the Notifying Lender to maintain or give effect to any of its obligations under this Agreement in the manner contemplated by this Agreement.

23.2	Notification of illegality. The Agent shall promptly notify the Borrower, the Security Parties, the Security Trustee and the other Lenders of the notice under Clause 23.1 which the Agent receives from the Notifying Lender.

23.3	Prepayment; termination of Commitment. On the Agent notifying the Borrower under Clause 23.2, the Notifying Lender’s Commitment shall terminate; and thereupon or, if later, on the date specified in the Notifying Lender’s notice under Clause 23.1 as the date on which the notified event would become effective the Borrower shall prepay the Notifying Lender’s Contribution in accordance with Clause 8 but without any prepayment fee, premium or penalty.

23.4	Mitigation. If circumstances arise which would result in a notification under Clause 23.1 then, without in any way limiting the rights of the Notifying Lender under Clause 23.3, the Notifying Lender shall use reasonable endeavours to transfer its obligations, liabilities and rights under this Agreement and the Finance Documents to another office or financial institution not affected by the circumstances but the Notifying Lender shall not be under any obligation to take any such action if, in its opinion, to do would or might:

(a)	have an adverse effect on its business, operations or financial condition; or

(b)	involve it in any activity which is unlawful or prohibited or any activity that is contrary to, or inconsistent with, any regulation; or

(c)	involve it in any expense (unless indemnified to its satisfaction) or tax disadvantage.

24	INCREASED COSTS

24.1	Increased costs. This Clause 24 applies if a Lender (the “Notifying Lender”) notifies the Agent that the Notifying Lender considers that as a result of:

(a)	the introduction or alteration after the date of this Agreement of a law or an alteration after the date of this Agreement in the manner in which a law is interpreted or applied (disregarding any effect which relates to the application to payments under this Agreement of a tax on the Lender’s overall net income); or

(b)	the effect of complying with any regulation (including any which relates to capital adequacy or liquidity controls or which affects the manner in which the Notifying Lender allocates capital resources to its obligations under this Agreement) which is introduced, or altered, or the interpretation or application of which is altered, after the date of this Agreement (including, but not limited to, Basel II, Basel III, CRR and CRD IV costs); or

(c)	the effect of complying with any regulation issued by the European Central Bank or any other relevant Central Bank,

is that the Notifying Lender (or a parent company of it) has incurred or will incur an “increased cost”, that is to say,:

(i)	an additional or increased cost incurred as a result of, or in connection with, the Notifying Lender having entered into, or being a party to, this Agreement or a Transfer Certificate, of funding or maintaining its Commitment or Contribution or performing its obligations under this Agreement, or of having outstanding all or any part of its Contribution or other unpaid sums; or

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(ii)	a reduction in the amount of any payment to the Notifying Lender under this Agreement or in the effective return which such a payment represents to the Notifying Lender or on its capital;

(iii)	an additional or increased cost of funding all or maintaining all or any of the advances comprised in a class of advances formed by or including the Notifying Lender’s Contribution or (as the case may require) the proportion of that cost attributable to the Contribution; or

(iv)	a liability to make a payment, or a return foregone, which is calculated by reference to any amounts received or receivable by the Notifying Lender under this Agreement;

but not an item attributable to a change in the rate of tax on the overall net income of the Notifying Lender (or a parent company of it) or an item covered by the indemnity for tax in Clause 21.1 or by Clause 22 or which is attributable to a FATCA Deduction.

For the purposes of this Clause 24.1 the Notifying Lender may in good faith allocate or spread costs and/or losses among its assets and liabilities (or any class thereof) on such basis as it considers appropriate.

24.2	Notification to Borrower of claim for increased costs. The Agent shall promptly notify the Borrower and the Security Parties of the notice which the Agent received from the Notifying Lender under Clause 24.1.

24.3	Payment of increased costs. The Borrower shall pay to the Agent, on the Agent’s demand, for the account of the Notifying Lender the amounts which the Agent from time to time notifies the Borrower that the Notifying Lender has specified to be necessary to compensate the Notifying Lender for the increased cost.

24.4	Notice of prepayment. If the Borrower is not willing to continue to compensate the Notifying Lender for the increased cost under Clause 24.3, a grossing up under Clause 22.2 or an indemnity in respect of tax under Clause 21.1, the Borrower may give the Agent not less than 14 days’ notice of its intention to prepay the Notifying Lender’s Contribution at the end of an Interest Period but without any prepayment fee, premium or penalty.

24.5	Prepayment; termination of Commitment. A notice under Clause 24.4 shall be irrevocable; the Agent shall promptly notify the Notifying Lender of the Borrower’s notice of intended prepayment; and:

(a)	on the date on which the Agent serves that notice, the Commitment of the Notifying Lender shall be cancelled; and

(b)	on the date specified in its notice of intended prepayment, the Borrower shall prepay (without premium or penalty) the Notifying Lender’s Contribution, together with accrued interest thereon at the applicable rate plus the Margin and the Mandatory Costs (if any), and all other sums accrued or then owing under any Finance Documents.

24.6	Application of prepayment. Clause 8 shall apply in relation to the prepayment.

25	SET-OFF

25.1	Application of credit balances. Each Creditor Party may, following the occurrence of an Event of Default that is continuing, without prior notice:

(a)	apply any balance (whether or not then due) which at any time stands to the credit of any account in the name of the Borrower at any office in any country of that Creditor Party in or towards satisfaction of any sum then due from the Borrower to that Creditor Party under any of the Finance Documents; and

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(b)	for that purpose:

(i)	break, or alter the maturity of, all or any part of a deposit of the Borrower;

(ii)	convert or translate all or any part of a deposit or other credit balance into Dollars;

(iii)	enter into any other transaction or make any entry with regard to the credit balance which the Creditor Party concerned considers appropriate.

25.2	Existing rights unaffected. No Creditor Party shall be obliged to exercise any of its rights under Clause 25.1; and those rights shall be without prejudice and in addition to any right of set-off, combination of accounts, charge, lien or other right or remedy to which a Creditor Party is entitled (whether under the general law or any document).

25.3	Sums deemed due to a Lender. For the purposes of this Clause 25, a sum payable by the Borrower to the Agent or the Security Trustee for distribution to, or for the account of, a Lender shall be treated as a sum due to that Lender; and each Lender’s proportion of a sum so payable for distribution to, or for the account of, the Lenders shall be treated as a sum due to such Lender.

25.4	No Security Interest. This Clause 25 gives the Creditor Parties a contractual right of set off only, and does not create any equitable charge or other Security Interest over any credit balance of the Borrower.

25.5	No Borrower set off. The Borrower shall not have a right of set off in relation to sums that may be due from any Creditor Party under this Agreement or any of the other Finance Documents.

25.6	Matured obligations. The Agent may set off any matured obligation due from any Creditor Party under the Finance Documents against any matured obligation owed by such Creditor Party to the Borrower, regardless of the place of payment, booking branch or currency of either obligation. If the obligations are in different currencies, the Agent may convert either obligation at a market rate of exchange in its usual course of business for the purpose of the set-off.

26	TRANSFERS AND CHANGES IN LENDING OFFICES

26.1	Transfer by Borrower. The Borrower may not without the prior written consent of the Agent (given on the instructions of all of the Lenders):

(a)	transfer any of its rights, liabilities or obligations under any Finance Document;

(b)	enter into any merger, de-merger or other reorganisation, or carry out any other act, as a result of which any of its rights or liabilities would vest in, or pass to, another person.

26.2	Transfer by a Lender. Subject to Clause 26.4, a Lender (the “Transferor Lender”) may at any time cause:

(a)	its rights in respect of all or part of its Contribution; or

(b)	its obligations in respect of all or part of its Commitment; or

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(c)	a combination of (a) and (b);

to be (in the case of its rights) transferred to, or (in the case of its obligations) assumed by, any third party including (but not limited to) another bank or financial institution or capital investment company, financial intermediary or special purpose vehicle associated with any of them or to a trust corporation, fund or other person regularly engaged in or established for the purpose of making, purchasing or investing in loans, securities or other financial assets (a “Transferee Lender”) by delivering to the Agent a completed certificate in the form set out in Schedule 4 with any modifications approved or required by the Agent (a “Transfer Certificate”) executed by the Transferor Lender and the Transferee Lender. No consent of the Borrower is required for any such transfer by any Lender to an Affiliate of that Lender, provided that the Borrower’s consent shall be required for any such transfer by any Lender to a non-Affiliate of that Lender and provided further that if, as a result of any such assignment or transfer, the Borrower and/or the Corporate Guarantor and/or any other Security Party becomes obliged to make a payment to the assignee or transferee under any one or more of the provisions of this Agreement and/or the other Finance Documents relative to fees, expenses, indemnities, taxes, duties, increased costs or equivalent provisions, then the Transferee Lender will only be entitled to receive payment under the aforesaid provisions to the same extent as the transferor/assignor would have been if the assignment, or transfer had not occurred and no taxes and/or costs shall be payable by the Borrower and/or the Corporate Guarantor and/or any other security party which would not, but for such assignment or transfer, have been payable. The Agent shall notify the Borrower in writing following any such assignment and/or transfer, which shall be at no cost to the Borrower. The Borrower hereby undertakes to (and shall procure that the Corporate Guarantor shall) assist with any such assignment or transfer and to execute and/or provide all documentation necessary for such assignment or transfer for the proper and full completion of the same.

However any rights and obligations of the Transferor Lender in its capacity as Agent or Security Trustee shall be dealt with separately in accordance with the Agency and Trust Deed.

26.3	Transfer Certificate, delivery and notification. As soon as reasonably practicable after a Transfer Certificate is delivered to the Agent, it shall (unless it has reason to believe that the Transfer Certificate may be defective):

(a)	sign the Transfer Certificate on behalf of itself, the Borrower, the Security Parties, the Security Trustee, the Arranger, the Account Bank and each of the other Lenders;

(b)	on behalf of the Transferee Lender, send to the Borrower and each Security Party letters or faxes notifying them of the Transfer Certificate and attaching a copy of it;

(c)	send to the Transferee Lender copies of the letters or faxes sent under paragraph (b) above,

but the Agent shall only be obliged to execute a Transfer Certificate delivered to it by the Transferor Lender and the Transferee Lender once it is satisfied it has complied with all necessary “Know Your Customer” or other similar checks under all applicable laws and regulations in relation to the transfer to that Transferee Lender.

26.4	Effective Date of Transfer Certificate. A Transfer Certificate becomes effective on the date, if any, specified in the Transfer Certificate as its effective date Provided that it is signed by the Agent under Clause 26.3 on or before that date.

26.5	No transfer without Transfer Certificate. No assignment or transfer of any right or obligation of a Lender under any Finance Document is binding on, or effective in relation to, the Borrower, any Security Party, the Agent or the Security Trustee unless it is effected, evidenced or perfected by a Transfer Certificate.

26.6	Lender re-organisation; waiver of Transfer Certificate. However, if a Lender enters into any merger, de-merger or other reorganisation as a result of which all its rights or obligations vest in another person (the “successor”), the Agent may, if it sees fit, by notice to the successor and the Borrower and the Security Trustee waive the need for the execution and delivery of a Transfer Certificate; and, upon service of the Agent’s notice, the successor shall become a Lender with the same Commitment and Contribution as were held by the predecessor Lender. In addition, where security rights (such as pledge and mortgage rights) created in the interest of the Lender concerned were transferred to the successor as a result of such a merger, de-merger or other reorganisation, then such rights will serve as if they were created in the interest of the successor.

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26.7	Effect of Transfer Certificate. A Transfer Certificate takes effect in accordance with English law as follows:

(a)	to the extent specified in the Transfer Certificate, all rights and interests (present, future or contingent) which the Transferor Lender has under or by virtue of the Finance Documents are assigned to the Transferee Lender absolutely, free of any defects in the Transferor Lender’s title and of any rights or equities which the Borrower or any Security Party had against the Transferor Lender;

(b)	the Transferor Lender’s Commitment is discharged to the extent specified in the Transfer Certificate;

(c)	the Transferee Lender becomes a Lender with the Contribution previously held by the Transferor Lender and a Commitment of an amount specified in the Transfer Certificate;

(d)	the Transferee Lender becomes bound by all the provisions of the Finance Documents which are applicable to the Lenders generally, including those about pro-rata sharing and the exclusion of liability on the part of, and the indemnification of, the Agent and the Security Trustee and, to the extent that the Transferee Lender becomes bound by those provisions (other than those relating to exclusion of liability), the Transferor Lender ceases to be bound by them;

(e)	any part of the Loan which the Transferee Lender advances after the Transfer Certificate’s effective date ranks in point of priority and security in the same way as it would have ranked had it been advanced by the transferor, assuming that any defects in the transferor’s title and any rights or equities of the Borrower or any Security Party against the Transferor Lender had not existed;

(f)	the Transferee Lender becomes entitled to all the rights under the Finance Documents which are applicable to the Lenders generally, including but not limited to those under Clause 5.7 and Clause 20, and to the extent that the Transferee Lender becomes entitled to such rights, the Transferor Lender ceases to be entitled to them; and

(g)	in respect of any breach of a warranty, undertaking, condition or other provision of a Finance Document or any misrepresentation made in or in connection with a Finance Document, the Transferee Lender shall be entitled to recover damages by reference to the loss incurred by it as a result of the breach or misrepresentation, irrespective of whether the original Lender would have incurred a loss of that kind or amount.

The rights and equities of the Borrower or any Security Party referred to above include, but are not limited to, any right of set off and any other kind of cross-claim.

26.8	Maintenance of register of Lenders. During the Security Period the Agent shall maintain a register in which it shall record the name, Commitment, Contribution and administrative details (including the lending office) from time to time of each Lender holding a Transfer Certificate and the effective date (in accordance with Clause 26.4) of the Transfer Certificate; and the Agent shall make the register available for inspection by any Lender, the Security Trustee and the Borrower during normal banking hours, subject to receiving at least 3 Business Days prior notice.

26.9	Reliance on register of Lenders. The entries on that register shall, in the absence of manifest error, be conclusive in determining the identities of the Lenders and the amounts of their Commitments and Contributions and the effective dates of Transfer Certificates and may be relied upon by the Agent and the other parties to the Finance Documents for all purposes relating to the Finance Documents.

26.10	Authorisation of Agent to sign Transfer Certificates. The Borrower, the Security Trustee, the Arranger, the Account Bank and each Lender irrevocably authorise the Agent to sign Transfer Certificates on its behalf.

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26.11	Registration and agency fee. In respect of any Transfer Certificate, the Agent shall be entitled to recover a registration fee of $3,000 from the Transferee Lender. If any part of the Loan is syndicated out to one or more financial institutions which are not branches or Affiliates of the Agent, the Agent shall be entitled to recover an annual agency fee in the amount of $10,000 from such financial institutions.

26.12	Sub-participation; subrogation assignment. A Lender may sub-participate all or any part of its rights and/or obligations under or in connection with the Finance Documents without the consent of, or any notice to, the Borrower, any Security Party, the Agent or the Security Trustee or any other Creditor Party; and the Lenders may assign, in any manner and terms agreed by the Lenders, the Agent and the Security Trustee, all or any part of those rights to an insurer or surety who has become subrogated to them. The provisions of Clause 26.2 shall apply mutatis mutandis with respect to any such sub-participation.

26.13	Disclosure of information. A Lender may disclose to a potential Transferee Lender or sub-participant any information necessary to effect the relevant transaction which that Lender has received in relation to the Borrower, any Security Party or their affairs under or in connection with any Finance Document.

26.14	Change of lending office. A Lender may change its lending office by giving notice to the Agent and the change shall become effective on the later of:

(a)	the date on which the Agent receives the notice; and

(b)	the date, if any, specified in the notice as the date on which the change will come into effect.

26.15	Notification. On receiving such a notice, the Agent shall notify the Borrower and the Security Trustee; and, until the Agent receives such a notice, it shall be entitled to assume that a Lender is acting through the lending office of which the Agent last had notice.

26.16	Security over Lenders’ rights. In addition to the other rights provided to Lenders under this Clause 26, each Lender may without consulting with or obtaining consent from the Borrower or any Security Party, at any time charge, assign or otherwise create a Security Interest in or over (whether by way of collateral or otherwise) all or any of its rights under any Finance Document to secure obligations of that Lender including, without limitation:

(a)	any charge, assignment or other Security Interest to secure obligations to a federal reserve or central bank; and

(b)	in the case of any Lender which is a fund, any charge, assignment or other Security Interest granted to any holders (or trustee or representatives of holders) of obligations owed, or securities issued, by that Lender as security for those obligations or securities;

except that no such charge, assignment or Security Interest shall:

(i)	release a Lender from any of its obligations under the Finance Documents or substitute the beneficiary of the relevant charge, assignment or Security Interest for Lender as a party to any of the Finance Documents; or

(ii)	require any payments to be made by the Borrower or any Security Party or grant to any person any more extensive rights than those required to be made or granted to the relevant Lender under the Finance Documents.

26.17	Consent to disclosure. The Borrower authorises any of the Lenders to disclose all information related or connected to:

(a)	the Ship;

(b)	the negotiation, drafting and content of this Agreement and the Finance Documents;

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(c)	the Loan; or

(d)	any Security Party,

to any service provider (included but not limited to professional advisers, auditors, lawyers, accountants, surveyors, valuers, insurers, insurance advisers and brokers) which any of the Lenders may in its discretion deem necessary or desirable in connection with this Agreement or any other Finance Documents and/or the protection or enforcement of its rights thereunder, and (in the case of disclosure of information under (a) and (c) above) to any of its local or overseas Affiliates.

26.18	Further documents. In the event of a transfer pursuant to Clause 26.2, the Borrower undertakes immediately upon being requested to do so by the Agent and at no cost to the Borrower, to enter into, and procure that the other Security Parties shall (at no cost to such other Security Parties) enter into, such documents as may be necessary or desirable to transfer to the Transferee Lender all or the relevant part of such Lender’s interest in the security constituted by the Finance Documents and all relevant references in this Agreement to such Lender shall thereafter be construed as a reference to the Transferor Lender and/or its Transferee Lender (as the case may be) to the extent of their respective interests.

26.19	DAC6. Nothing in any Finance Document shall prevent disclosure of any confidential information or other matter to the extent that preventing that disclosure would otherwise cause any transaction contemplated by the Finance Documents or any transaction carried out in connection with any transaction contemplated by the Finance Documents to become an arrangement described in Part II A 1 of Annex IV of Directive 2011/16/EU.

27	VARIATIONS AND WAIVERS

27.1	Variations, waivers etc. by Lenders. Subject to Clause 27.2, a document shall be effective to vary, waive, suspend or limit any provision of a Finance Document, or any Creditor Party’s rights or remedies under such a provision or the general law, only if the document is signed, or specifically agreed to by fax, by the Borrower, by the Agent on behalf of the Lenders, by the Agent and the Security Trustee in their own rights, and, if the document relates to a Finance Document to which a Security Party is party, by that Security Party.

27.2	Variations, waivers etc. requiring agreement of all Lenders. However, as regards the following, Clause 27.1 applies as if the words “by the Agent on behalf of the Lenders” were replaced by the words “by or on behalf of every Lender”:

(a)	a reduction in the Margin;

(b)	a postponement to the date for, or a reduction in the amount of, any payment of principal, interest, fees, or other sums payable under this Agreement;

(c)	an increase in any Lender’s Commitment;

(d)	a change to the definition of “Finance Documents”, “Prohibited Parties”, “Sanctions”, “Sanctions Authority” or “Sanctions List”;

(e)	a change to the preamble or to Clauses 2, 3, 4, 5.1, 11.17, 11.18, 11.19, 11.20, 17, 19 or 31;

(f)	a change to Clause 3 or this Clause 27;

(g)	any release of, or material variation to, a Security Interest, guarantee, indemnity or subordination arrangement set out in a Finance Document; and

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(h)	any other change or matter as regards which this Agreement or another Finance Document expressly provides that each Lender’s consent is required.

27.3	Exclusion of other or implied variations. Except for a document which satisfies the requirements of Clauses 27.1 and 27.2, no document, and no act, course of conduct, failure or neglect to act, delay or acquiescence on the part of the Creditor Parties or any of them (or any person acting on behalf of any of them) shall result in the Creditor Parties or any of them (or any person acting on behalf of any of them) being taken to have varied, waived, suspended or limited, or being precluded (permanently or temporarily) from enforcing, relying on or exercising:

(a)	a provision of this Agreement or another Finance Document; or

(b)	an Event of Default; or

(c)	a breach by the Borrower or a Security Party of an obligation under a Finance Document or the general law; or

(d)	any right or remedy conferred by any Finance Document or by the general law,

and there shall not be implied into any Finance Document any term or condition requiring any such provision to be enforced, or such right or remedy to be exercised, within a certain or reasonable time.

27.4	Notification of Variation or Waiver. No variation or waiver may be made before the date falling ten (10) Business Days after the terms of that variation or waiver have been notified by the Agent to the Lenders. The Agent shall notify the Lenders reasonably promptly of any variations or waivers proposed by the Borrower.

27.5	Variation or Waiver: FATCA. Notwithstanding the foregoing, if the Agent or a Lender reasonably believes that an amendment or waiver may constitute a “material modification” for the purposes of FATCA that may result (directly or indirectly) in a Party being required to make a FATCA Deduction and the Agent or that Lender (as the case may be) notifies the Borrower and the Agent accordingly, that amendment or waiver may, subject to paragraph (b) below, not be effected without the consent of the Agent or that Lender (as the case may be).

27.6	Replacement of Screen Rate

(a)	If a Screen Rate Replacement Event has occurred in relation to the Screen Rate, any amendment or waiver which relates to:

(i)	providing for the use of a Replacement Benchmark; and

(ii)

(A)	aligning any provision of any Finance Document to the use of that Replacement Benchmark;

(B)	enabling that Replacement Benchmark to be used for the calculation of interest under this Agreement (including, without limitation, any consequential changes required to enable that Replacement Benchmark to be used for the purposes of this Agreement);

(C)	implementing market conventions applicable to that Replacement Benchmark;

(D)	providing for appropriate fallback (and market disruption) provisions for that Replacement Benchmark; or

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(E)	adjusting the pricing to reduce or eliminate, to the extent reasonably practicable, any transfer or economic value from one Party to another as a result of the application of that Replacement Benchmark (and if any adjustment or method for calculating any adjustment has been formally designated, nominated or recommended by the Relevant Nominating Body, the adjustment shall be determined on the basis of that designation, nomination or recommendation), may be made with the consent of the Lenders and the Borrower.

(b)	For the purposes of this Clause 27.6 the following definitions shall have the following meanings:

Screen Rate Replacement Event means, in relation to the Screen Rate:

(i)	the methodology, formula or other means of determining that Screen Rate has, in the opinion of the Lenders and the Borrower, materially changed; or

(ii)

(A)

(1)	the administrator of that Screen Rate or its supervisor publicly announces that such administrator is insolvent; or

(2)	information is published in any order, decree, notice, petition or filing, however described, of or filed with a court, tribunal, exchange, regulatory authority or similar administrative, regulatory or judicial body which reasonably confirms that the administrator of that Screen Rate is insolvent, provided that, in each case, at that time, there is no successor administrator to continue to provide that Screen Rate; or

(B)	the administrator of that Screen Rate publicly announces that it has ceased or will cease, to provide that Screen Rate permanently or indefinitely and, at that time, there is no successor administrator to continue to provide that Screen Rate; or

(C)	the supervisor of the administrator of that Screen Rate publicly announces that the Screen Rate has been or will be permanently or indefinitely discontinued; or

(D)	the administrator of that Screen Rate or its supervisor announces that that Screen Rate may no longer be used; or

(E)	the supervisor of the administrator of that Screen Rate makes a public announcement or publishes information:

(1)	stating that that Screen Rate is no longer or, as of a specified future date will no longer be, representative of the underlying market or economic reality that it is intended to measure and that representativeness will not be restored (as determined by such supervisor); and

(2)	with awareness that any such announcement or publication will engage certain triggers for fallback provisions in contracts which may be activated by any such pre-cessation announcement or publication; or

(iii)	the administrator of the Screen Rate determines that the Screen Rate should be calculated in accordance with its reduced submissions or other contingency or fallback policies or arrangements and either:

(A)	the circumstance(s) or event(s) leading to such determination are not (in the opinion of the Lenders and the Borrower) temporary; or

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(B)	that Screen Rate is calculated in accordance with any such policy or arrangement for a period no less than 15 Business Days; or

(C)	in the opinion of the Lenders and the Borrower, the Screen Rate is otherwise no longer appropriate for the purposes of calculating interest under this Agreement.

Replacement Benchmark means a benchmark rate which is:

(i)	formally designated, nominated or recommended as the replacement for the Screen Rate by:

(A)	the administrator of that Screen Rate; or

(B)	any Relevant Nominating Body,

and if replacements have, at the relevant time, been formally designated, nominated or recommended under both paragraphs, the “Replacement Benchmark” will be the replacement under paragraph (B) above;

(ii)	in the opinion of the Lenders and the Borrower, generally accepted in the international or any relevant domestic syndicated loan markets as the appropriate successor to the Screen Rate; or

(iii)	in the opinion of the Lenders and the Borrower, an appropriate successor to the Screen Rate.

Relevant Nominating Body means any applicable central bank, regulator or other supervisory authority or a group of them, or any working group or committee sponsored or chaired by, or constituted at the request of, any of them or the Financial Stability Board.

28	NOTICES

28.1	General. Unless otherwise specifically provided, any notice under or in connection with any Finance Document shall be given by letter or fax; and references in the Finance Documents to written notices, notices in writing and notices signed by particular persons shall be construed accordingly.

28.2	Addresses for communications. A notice shall be sent:

(a)	to the Borrower:	c/o Pyxis Maritime Corporation
Konstantinou Karamanli 59
Maroussi 151 25
Greece

Fax No: +30 210 6510 530
Attn: Mr. Konstantinos Lytras

(b)	to a Lender:	At the address below its name in Schedule 1 or
(as the case may require) in the relevant Transfer Certificate;

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(c)	to the Arranger, Account Bank,	Vista Bank (Romania) S.A.
	Agent and Security Trustee:	90-92 Emanoil Porumbaru Street
1st District
Bucharest
Romania

Fax No: +40 21 206 4283

or to such other address as the relevant party may notify the Agent or, if the relevant party is the Agent or the Security Trustee, the Borrower, the Lenders, the Account Bank and the Security Parties.

28.3	Effective date of notices. Subject to Clauses 28.4 and 28.5:

(a)	a notice which is delivered personally or posted shall be deemed to be served, and shall take effect, at the time when it is delivered;

(b)	a notice which is sent by fax shall be deemed to be served, and shall take effect, 2 hours after its transmission is completed.

28.4	Service outside business hours. However, if under Clause 28.3 a notice would be deemed to be served:

(a)	on a day which is not a Business Day in the place of receipt; or

(b)	on such a Business Day, but after 5 p.m. local time;

the notice shall (subject to Clause 28.5) be deemed to be served, and shall take effect, at 9 a.m. on the next day which is such a Business Day.

28.5	Illegible notices. Clauses 28.3 and 28.4 do not apply if the recipient of a notice notifies the sender within one hour after the time at which the notice would otherwise be deemed to be served that the notice has been received in a form which is illegible in a material respect.

28.6	Valid notices. A notice under or in connection with a Finance Document shall not be invalid by reason that its contents or the manner of serving it do not comply with the requirements of this Agreement or, where appropriate, any other Finance Document under which it is served if:

(a)	the failure to serve it in accordance with the requirements of this Agreement or other Finance Document, as the case may be, has not caused any party to suffer any significant loss or prejudice; or

(b)	in the case of incorrect and/or incomplete contents, it should have been reasonably clear to the party on which the notice was served what the correct or missing particulars should have been.

28.7	Electronic communication.

(a)	Any communication to be made between the Agent and a Lender under or in connection with the Finance Documents may be made by electronic mail or other electronic means, if the Agent and the relevant Lender:

(i)	agree that, unless and until notified to the contrary, this is to be an accepted form of communication;

(ii)	notify each other in writing of their electronic mail address and/or any other information required to enable the sending and receipt of information by that means; and

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(iii)	notify each other of any change to their respective addresses or any other such information supplied to them.

(b)	Any electronic communication made between the Agent and a Lender will be effective only when actually received in readable form and, in the case of any electronic communication made by a Creditor Party to the Agent, only if it is addressed in such a manner as the Agent shall specify for this purpose.

(c)	The Lenders and the Borrower agree that information may be sent via e-mail to each other, from/to their respective email addresses stated herein, and to (or from) third parties involved in the provision of services. In particular, the Borrower is aware that:

(i)	the unencrypted information is transported over an open, publicly accessible network and can, in principle, be viewed by others, thereby allowing conclusions to be drawn about a banking relationship;

(ii)	the information can be changed and manipulated by a third party;

(iii)	the sender’s identity (sender of the email) can be assumed or otherwise manipulated;

(iv)	the exchange of information can be delayed or disrupted due to transmission errors, technical faults, disruptions, malfunctions, illegal interventions, network overload, the malicious blocking of electronic access by third parties, or other shortcomings on the part of the network provider. In certain situations, time-critical orders and instructions might not be processed on time;

(v)	none of the Lenders assumes any liability for any loss incurred as a result of manipulation of the e-mail address or content nor is it liable for any loss incurred by the Borrower or any Security Party due to interruptions and delays in transmission caused by technical problems.

Each of the Lenders is entitled to assume that all the orders and instructions, and communications in general, received from the Borrower or the Corporate Guarantor are from an authorised individual, irrespective of the existing signatory rights in accordance with the commercial register (or any other applicable equivalent document) or the specimen signature provided to such Lender.

28.8	English language. Any notice under or in connection with a Finance Document shall be in English.

28.9	Meaning of “notice”. In this Clause 28, “notice” includes any demand, consent, authorisation, approval, instruction, waiver or other communication.

29	SUPPLEMENTAL

29.1	Rights cumulative, non-exclusive. The rights and remedies which the Finance Documents give to each Creditor Party are:

(a)	cumulative;

(b)	may be exercised as often as appears expedient; and

(c)	shall not, unless a Finance Document explicitly and specifically states so, be taken to exclude or limit any right or remedy conferred by any law.

29.2	Severability of provisions. If any provision of a Finance Document is or subsequently becomes void, unenforceable or illegal, that shall not affect the validity, enforceability or legality of the other provisions of that Finance Document or of the provisions of any other Finance Document.

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29.3	Third Party rights. A person who is not a party to this Agreement has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce or to enjoy the benefit of any term of this Agreement.

29.4	Counterparts. A Finance Document may be executed in any number of counterparts.

29.5	PATRIOT Act Notice. Each of the Agent and the Lenders hereby notifies the Borrower that pursuant to the requirements of the PATRIOT Act and the policies and practices of the Agent and each Lender, the Agent and each of the Lenders is required to obtain, verify and record certain information and documentation that identifies the Borrower and each Security Party, which information includes the name and address of the Borrower and each Security Party and such other information that will allow the Agent and each of the Lenders to identify the Borrower and each Security Party in accordance with the PATRIOT Act.

30	LAW AND JURISDICTION

30.1	English law. This Agreement (and any non-contractual obligations connected with it) shall be governed by, and construed in accordance with, English law.

30.2	Exclusive English jurisdiction. Subject to Clause 30.3, the courts of England shall have exclusive jurisdiction to settle any disputes which may arise out of or in connection with this Agreement.

30.3	Choice of forum for the exclusive benefit of the Creditor Parties. Clause 30.2 is for the exclusive benefit of the Creditor Parties, each of which reserves the right:

(a)	to commence proceedings in relation to any matter which arises out of or in connection with this Agreement in the courts of any country other than England and which have or claim jurisdiction to that matter; and

(b)	to commence such proceedings in the courts of any such country or countries concurrently with or in addition to proceedings in England or without commencing proceedings in England.

The Borrower shall not commence any proceedings in any country other than England in relation to a matter which arises out of or in connection with this Agreement.

30.4	Process agent. The Borrower irrevocably appoints Atlas Maritime Services Limited at their registered office for the time being, presently at Enterprise House, 113-115 George Lane, London E18 1AB, England, to act as its agent to receive and accept on its behalf any process or other document relating to any proceedings in the English courts which are connected with this Agreement.

30.5	Creditor Party rights unaffected. Nothing in this Clause 30 shall exclude or limit any right which any Creditor Party may have (whether under the law of any country, an international convention or otherwise) with regard to the bringing of proceedings, the service of process, the recognition or enforcement of a judgment or any similar or related matter in any jurisdiction.

30.6	Meaning of “proceedings”. In this Clause 30, “proceedings” means proceedings of any kind, including an application for a provisional or protective measure.

AS WITNESS the hands of the duly authorised officers or attorneys of the parties the day and year first before written.

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EXECUTION PAGES

BORROWER

SIGNED by /s/ Styliani Koulatsitou	)
for and on behalf of	)
TENTHONE CORP.	)
in the presence of:	)

LENDERS

SIGNED by /s/ Stelios Andregotis	)
for and on behalf of	)
VISTA BANK (ROMANIA) S.A.	)
in the presence of:	)

SIGNED by /s/ Stelios Andregotis	)
for and on behalf of	)
VISTA LEASING IFN (ROMANIA) S.A.	)
in the presence of:	)

ACCOUNT BANK

SIGNED by /s/ Stelios Andregotis		)
for and on behalf of	)
VISTA BANK (ROMANIA) S.A.	)
in the presence of:	)

ARRANGER

SIGNED by /s/ Stelios Andregotis		)
for and on behalf of	)
VISTA BANK (ROMANIA) S.A.	)
in the presence of:	)

AGENT

SIGNED by /s/ Stelios Andregotis		)
for and on behalf of	)
VISTA BANK (ROMANIA) S.A.	)
in the presence of:	)

SECURITY TRUSTEE

SIGNED by /s/ Stelios Andregotis		)
for and on behalf of	)
VISTA BANK (ROMANIA) S.A.	)
in the presence of:	)

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